

Connecticut Water

Earnings Per Share

2002	2003	2004	2005	2006
$1.08	$1.11	$1.14	$0.88	**$0.81**

Income from Water Activities Segment Continuing Operations*

2002	2003	2004	2005	2006
$7,858	$7,410	$7,577	$6,764	**$4,130**

*In thousands

Services and Rentals Revenues*

2002	2003	2004	2005	2006
$2,928	$3,829	$3,838	$3,244	**$4,092**

*In thousands

37 Years of Increased Dividends Declared

1969	1977	1986	1994	2006
$.370	$.485	$.662	$.733	**$.855**

Annual Total Return to Shareholders Comparison, 1 and 5 year(s)

One year

CWS	S&PI	S&PU
(3.69)%	15.79%	20.99%

Five years

CWS	S&PI	S&PU
(2.00)%	6.05%	8.90%

CWS = Connecticut Water Service, Inc.; S&PI = S&P 500 Index; S&PU = S&P Utilities

2006 Financial Highlights

Years Ended December 31,	2006	2005	% Change
Financial (In thousands)			
Operating Revenues	**$46,945**	$47,453	(1.1)%
Non-Water Sales Earnings, net of taxes	**$ 515**	$ 463	11.2%
Income from Continuing Operation	**$ 6,708**	$ 7,166	(6.4)%
Common Stock (Per Share Data)			
Diluted Earnings Per Average Share — Continuing Operations	**$ 0.81**	$ 0.88	(8.0)%
Stock Price (End of Year)	**$ 22.75**	$ 24.51	(7.2)%
Dividends Declared	**$ 0.855**	$ 0.845	1.2%
Book Value Per Share (End of Year)	**$ 11.60**	$ 11.52	0.7%
Operations			
Number of Customers (End of Year)	**83,247**	81,763	1.8%
Number of Employees (End of Year)	**200**	191	4.7%



Connecticut Water –
A winning team focused on serving . . .

- Customers – earning their satisfaction and loyalty,
- Shareholders – earning their trust,
- Employees – cultivating a culture of honesty, trust and respect

using the energy of all to propel our growth

Dear Shareholders



It has been my privilege to lead Connecticut Water since March of 2006. Since then, I have seen the abundance of strengths and talents we have. As the new Chief Executive Officer, I want to share with you my strategy for ensuring the future success of your company.

To do so, however, I need to first review the events of 2006, which was a year of transition. In 2004, the Company began preparations to seek rate relief, and at the time noted that it expected to face challenges ahead in growing earnings. And indeed, that is what happened last year: When adjusted for the sale of discontinued operations, net income declined to $6.7 million in 2006 from $7.1 million in 2005. Diluted earnings per share declined to $.81 from $.88 in 2005. Operating revenues for the year totaled $46.9 million, a 1% decrease from $47.5 million in 2005.

The main source of the earnings decrease was the performance of the regulated Water Activities segment. The Company had anticipated a decline, and knew that it would be largely due to the need for a rate increase. Since its last rate increase in 1991, the Company had seen the costs of operating its regulated water utility, such as health care, insurance, and wages and benefits, all increase steadily, while the rates charged to customers remained the same. By the end of 2006, our operating costs were up over 60% from 1991. The imbalance was exacerbated by a wet, cool summer in the Northeast, which caused water use to decline by 6%.

Additionally, during those 15 years, we had invested over $130 million in our infrastructure systems to better serve our customers. Those investments were not being recovered in the rates charged to customers.

The Company recognized that a rate increase was required for its utilities, especially The Connecticut Water Company, its largest subsidiary. The detailed planning for the rate request began well before my arrival in March. In late 2005, the Company completed a permanent financing to establish the optimal capital structure for the filing. Additionally, it completed a rate case for The Crystal Water Company, a small subsidiary acquired in 1999. In that rate proceeding, we requested additional revenues to recover over $12 million in capital investments made since the acquisition, and received a rate increase of $600,000, or 21%. The proceeding was the first time since 1991 that we had come before the Connecticut Department of Public Utility Control (DPUC) seeking a rate increase. In effect, the Crystal case allowed us to establish a successful model for The Connecticut Water Company's much larger filing to come, and enabled us to develop the right tone for our interactions with the DPUC.

In April of 2006, we requested and received approval from the DPUC to merge The Crystal Water Company, along with our Unionville Water Company subsidiary, into The Connecticut Water Company. That positioned us to file a single, statewide, consolidated rate increase request on July 18, 2006. In the filing, we requested additional revenues of $14.6 million, which would represent a 30% increase in annual operating revenues.

Throughout the next six months, hearings were held in New Britain, Connecticut, before the DPUC. Additionally, six public

input hearings were held in our service areas around the state. The public hearings were a vital part of the process, and were very helpful. The customers who participated had a significant impact on the ultimate outcome. Very few of them raised concerns about water quality or our service. More often, they said that if rate increases were necessary, they preferred that they be smaller and more frequent. That approach formed the basis of a Settlement Proposal we presented to the parties in the rate proceeding.

Subsequent negotiations led to a final Settlement Agreement between The Connecticut Water Company, the Prosecutorial Staff of the DPUC, and the state's Office of Consumer Counsel. We filed the Agreement in December 2006, requesting DPUC Commissioners' approval.

The DPUC approved an amended Settlement Agreement on January 16, 2007. It provides the Company with a $10.9 million increase in annual revenues. The rate increase is to be accomplished in two steps, 15 months apart, with the first phase effective as of January 1, 2007.

The Company can also recover up to an additional $15.5 million in capital investments made in 2007. That will be done through a small additional rate increase to be included with the second phase in April 2008. We believe that the DPUC's approval of a two-phase approach with a "re-opener" provision demonstrates that Connecticut regulators understand the unique and significant capital investment requirements of the water industry. Now that the rate case is behind us, we are positioned to move forward with additional strength in the Water Activities segment.

Other 2006 Highlights

Even as we focused on the rate case, we continued to look for other water systems to acquire. In October 2006, we completed the acquisition of the South Coventry Water Supply Company in Coventry, Connecticut. This system is located less than one mile from three other systems Connecticut Water owns and operates. South Coventry serves approximately 125 homes and is expected to grow by more than 30% with the development of a planned housing complex. Also in October, we announced that we had reached an agreement with the Avery Heights Homeowners Association in South Windsor, Connecticut, to acquire its system. The Avery Heights system is adjacent to our largest operation in Hartford County and has over 215 customers. The acquisition of the Avery Heights system was completed in March 2007.

Since 1993, the Company has supplemented its utility earnings with income from its non-utility business operations. These businesses form the Services and Rentals segment. The main businesses are the Linebacker® service line repair program and the contract operations business. In 2006, this segment generated $4.1 million in revenue and over $500,000 in after-tax profits, or $.06 per share. Leading the way was the Linebacker® program, which increased pre-tax earnings by 26% and grew to over 21,000 customers.

Our contract services business also had great success last year. We were selected from a field of competitors to operate the University of Connecticut's water supply and distribution system at its Storrs campus under a long-term contract. The Storrs campus system delivers 1.5 million gallons a day and serves an on-campus population of 25,000 and an off-campus population of several hundred. We believe we offer the ideal skill set to help the University and the surrounding communities achieve their water supply goals.

The partnership gives our brand a high-profile presence in an area that is essentially not served by public water utilities. The term of the agreement is two years with an option for two additional one-year terms. If the agreement is extended for both additional terms, its total value is expected to approach $1.8 million.

Looking Forward

Connecticut Water has been an industry leader dedicated to providing safe and reliable water service for the last 50 years. The Company's new business strategy builds on this service ethic. The Services and Rentals and Real Estate segments were the drivers of earnings growth for Connecticut Water for more than a decade. Our new strategy recognizes the increasing importance of growing the Water Activities segment as well. We will accomplish that by focusing on four key building blocks — Customers, Shareholders, Employees, and Growth.

Customers

Our customer strategy consists of a series of commitments: We will deliver a high-quality product in a responsive and reliable manner. We will provide effective service through courteous, dedicated, and knowledgeable employees. We will strive for operational excellence, carrying out routine processes with a commitment to eliminating errors whenever possible. And we will take good care of our infrastructure, maintaining it until its service life is complete and replacing or upgrading it when necessary to maintain water quality and service reliability.

We will also take care of the environment, particularly our watershed lands. The Company owns more than 6,000 acres of land in Connecticut that it maintains in its natural state for watershed and aquifer protection purposes. Our professionals oversee forest management programs on our land and evaluate local land use proposals that may impact our water supplies. Additionally, since 2000, we have donated more than 650 acres of non-watershed land in five of our service towns that will be permanently protected as open space.

It is also vitally important that we engage the leadership of the communities we serve. Water is a local business, and we will participate in the civic arena so we can contribute to our communities' success. While doing so, we will hold ourselves to the highest ethical standards, thereby protecting and building our reputation.

We will measure our progress through a variety of metrics, including an independently fielded Customer Satisfaction Survey. For 2006, we achieved an 85% customer satisfaction rating, which is considered world-class. The DPUC also tracks performance in this area. We have consistently had one of the lowest customer complaint rates among major utilities, achieving the rank of No.1 for four consecutive years. Satisfying our customers and striving for their loyalty is the right thing to do, and it enhances our reputation with customers and regulators.

Shareholders

Your investment in Connecticut Water represents a trust. The typical registered Connecticut Water shareholder owns 200 shares of our common stock. Among the shareholders are many of our customers. Our shareholders count on our stewardship of their investment, so we treasure our long record of annual dividend increases. Including 2006, we have raised the dividend for 37 consecutive years.

Our plan is to continue building a track

Connecticut Water serves 286,000 people and consistently attains World Class Customer Satisfaction in customer satisfaction surveys.



Customers

record of consistent financial performance, marked by high earnings quality, a strong balance sheet, conservative financial management, and a strong dividend yield. We believe we can best achieve this by focusing on our core business — the Water Activities segment. While our previous strategy of avoiding rate cases was sound, we intend to file more often for price adjustments to recover the steady investment of capital in system expansion and replacement of aging infrastructure, especially water mains. We believe that this will provide a better return to shareholders and enable us to more easily attract capital to invest in our systems.

We believe that a strong Water Activities segment, coupled with a profitable Services and Rentals segment, will deliver for shareholders and customers alike.
It is a powerful model.

Employees

I would argue that an effective employee strategy is fundamental to the success of any business, but it is especially true in a service industry such as ours.

We seek to build a performance culture that is team- and service-oriented. Our strategy focuses on attracting, developing, and retaining talented people and placing them in roles where they will succeed. Connecticut Water's Board of Directors monitors our progress in our employee strategy. We present the results of an independently fielded annual Employee Satisfaction Survey to our Board, which factors them into the setting of the Company's executive compensation. In essence, I believe that satisfied employees satisfy customers.

Growth

Our final building block represents the intersection of all our other strategies.
We view growth as the one thing that best serves our shareholders, customers, and employees. Our growth strategy consists of three initiatives — infrastructure investment and recovery, acquisitions, and service offerings.

The primary driver of our continued growth will be capital investment. We will invest capital to develop new systems and update aging infrastructure. Through our rates, we will seek reasonable and regular recovery of that investment.
With over 1,400 miles of pipeline across Connecticut—most of it already in service for decades—the Company has a clear and growing need for systematic capital investment to service and replace aging infrastructure. Additionally, as drinking water standards are refined (which typically means they are made more stringent), we will need to deploy additional capital into our water treatment and supply equipment.

Our second growth driver will be acquisitions. There are over 500 separate public water supply systems in Connecticut alone. These systems represent a growth opportunity. By carrying out an effective acquisition and integration program, we can solve water supply and water quality problems for prospective new customers and grow our customer base over time. We already have the support services that these systems need — such as customer service, engineering, accounting, and procurement—centralized in our existing business. We believe we can realize acquisition synergies almost immediately.

Since 1995, Connecticut Water has acquired 12 private water companies and two municipal water systems. The additional customers from these acquisitions account for 14% of our current base. With the hundreds of systems in Connecticut, not


Shareholders

Connecticut Water has raised dividends for 37 consecutive years

to mention nearby states, we see acquisitions as an opportunity for Connecticut Water to serve new communities and create added value for shareholders.

Additionally, while Connecticut has been experiencing modest residential growth rates, a surprisingly large number of people are still not on a public water supply. The Company's service area is largely suburban and rural. We currently operate in seven of Connecticut's eight counties, serving nearly 300,000 people. As we expand our systems in the normal course of development, we often find pockets of homes and businesses on private wells where we can offer our service. We believe that our reputation for satisfaction and quality will help win over these new customers.

Our contract services businesses will be the third driver of growth for the Company. We focus on developing earnings streams from low-risk ventures that are related to our core utility business and entail little or no capital cost. Connecticut Water is known for its success in this area. Most other water utilities, in contrast, have found the contract services sector so difficult that they have chosen not to enter it or have divested their existing non-utility businesses. We think our non-utility businesses are a good strategic fit, build our brand across Connecticut and New England, and can provide our shareholders with added value.

Our growth strategy will improve financial results and reward shareholders by earning a return on capital invested in new and updated infrastructure, earning a return on a rate base enlarged through acquisitions, and enhancing earnings streams from low-risk contract services businesses. For employees, growth can create new opportunities for advancement as our workforce expands to meet system growth through acquisitions and successful contract services offerings. Growth through acquisitions can serve customers by allowing us to spread our fixed costs over a larger customer base, a critical success factor for a capital-intensive business such as ours.

A Word of Thanks

Last year, my 24th year in the water industry and my first in Connecticut, was challenging but extraordinarily gratifying. I sincerely appreciate your support during 2006. Your investment in this company remains a trust that I will never take for granted.

Over the years, I have had the honor of working with some of the giants in the water industry. Marshall Chiaraluce fits that description precisely. He is legendary in this industry for his professionalism, integrity, and innovative spirit. His track record of serving shareholders is among the very best. Throughout 2006, he provided me with invaluable counsel and guidance. His last act of service as Chairman of the Board will be to preside over our Annual Meeting of Shareholders in May. He will then join with Board members Bob Neal and Marcia Hincks in retiring from service.

While the loss of their leadership will be deeply felt, they have put a lot of themselves into this company. It is now our responsibility to honor that heritage by building our own. We wish them the very best and acknowledge their profound contribution to our company.



Eric W. Thornburg
President and CEO


Employees
Connecticut Water has
water service professiona

Connecticut Water and Subsidiaries at a Glance



Connecticut Water Service, Inc., through its regulated subsidiary The Connecticut Water Company, supplies water to 83,247 customers for residential, commercial, industrial, and municipal purposes in 41 towns in Connecticut. In addition, CWS has an unregulated subsidiary, New England Water Utility Services, offering a range of water industry services to clients in Connecticut, Massachusetts, and Rhode Island, and provides emergency water delivery to hospitals, commercial businesses, and residences. The Company and its subsidiaries are the largest domestic investor-owned water utility in New England.

Regulated Water Utility

The Connecticut Water Company	Number of Customers: 83,247 People served: 286,000	Net Utility Plant:$ 263,187,000
Divisions:		Territory/Market
Connecticut Water	Sources: Reservoirs, wells	20 separate water systems in 3 non-contiguous regions, serving portions of Connecticut's shoreline, Naugatuck valley, and upper Connecticut valley regions
Crystal	Sources: Wells	4 separate water systems, serving portions of Brooklyn, Killingly, Plainfield, and Thompson; Griswold and Plainfield; territory is primarily residential and commercial with some industry
Unionville	Sources: Wells	1 system, serving Avon and Farmington

Unregulated Company	Competitive Advantage	Market
New England Water Utility Services, Inc.	• Services to other water and waste water utilities, including operating contracts; residential water line protection (Linebacker®) • Water system expertise • Emergency water delivery to hospitals, commercial businesses, and residences • Largest provider of pool and emergency drinking water in Connecticut • Authorized by Connecticut Department of Public Health as a provider of bulk drinking water	• Approximately 650 public and private water and waste water systems in Connecticut residential and commercial with some industry • 300,000 well owners • Hospitals, health care providers, and other critical services requiring drinking water in the event of an emergency, private well owners, small public water systems, pool owners, contractors in Connecticut

Services We Provide under our New England Water Utility Services, Inc. (NEWUS) subsidiary

Water System Contract Operations	We have an experienced and professional staff to provide contract operations for municipal water systems and retail water systems.
Wastewater System Contract Operations	We offer complete wastewater system operations and maintenance for municipal, commercial, and industrial systems.
Water System Surveys and Leak Detection	Our skilled and experienced staff utilizes state-of-the-art equipment to perform comprehensive surveys and water-use audits to locate leaks and save clients dollars and water.
Control System Services	We have considerable expertise in automated control systems and utility operations and we design, install, and manage control systems for their water system owners.
Meter Services	We provide meter reading, testing, and repair services.
Cross Connection Services	Our state-certified inspectors are available to help prevent contamination of municipal, commercial, and industrial water supplies.
Collection Services	We offer solutions to collection problems at client company sites.
Public Information Services	We design customer bill inserts, fact sheets, consumer confidence reports, and state-required customer notifications.
Mapping/Drafting	Distribution mapping and a range of other water utility drafting services are offered to Connecticut Water Company municipal customers.
Engineering Services	Connecticut provides cost effective engineering services for the water industry including system evaluation, storage tank operations, and pump station construction.

Our new partnership with the University of Connecticut symbolizes our gr[illegible]us

Growth



Dedication



Marshall T. Chiaraluce

Marshall has led the Company as its CEO, president and chairman of the board since 1992. During these 15 years, the Company has experienced unparalleled growth in terms of its regulated and unregulated water utility business. This growth has resulted in record earnings and in increasing dividends during each year of his tenure with no increase in water rates to customers. The Company has continually been recognized for providing high quality customer service while Marshall's strategic planning direction has resulted in the profitable growth of new businesses and acquisition of numerous smaller water utilities in the state. Having 35 years of experience and accomplishments in the water business, he is recognized locally and nationally in the water utility industry.

Michele DiAcri



Michele served as corporate secretary of the Company. She has been with the Company for 17 years and has provided dedicated and professional service to 3 CEO's of the Company. Michele is our main interface with shareholders and directly oversees the publication of the Company's Annual Report to Shareholders. The Company has won the Nicholson Award - 16 times for the best annual report in the industry. Michele works tirelessly behind the scenes to ensure that shareholders or members of the board receive the best possible support and service. Michele's hand in organizing our annual meeting of shareholders has produced a pleasant experience for our many shareholders who attend this event each year.

Marcia L. Hincks



Marcia serves as Chairman of our Audit Committee and is also a member of the Compensation, Executive, and Strategic Planning Committees of the Board. Marcia has served our board admirably since 1983. Her role as chair of the Audit Committee has been particularly challenging and time consuming over the last few years with the advent of new accounting and compliance regulations. Marcia is an important contributor to deliberations around the board table. Her wise counsel and thoughtful advice was often sought after in dealing with many complicated issues that require discussion and action by the Board.

Robert F. Neal



Bob is our lead director on the Board and Chairman of our Compensation Committee.
He also is a member of our Executive, Pension Trust and Finance, and Strategic Planning committees. Bob has been on the board since 1990 and is aptly referred to as the "workhorse" of the board. His keen insight, attention to detail, and his vision for strategic issues has provided the rest of the board and the officers with invaluable service. Besides leading the board regularly in executive session, Bob's work between meetings and his knowledge of the utility business has demonstrated a dedication that truly goes beyond what is normally expected.
Under his leadership, as Chair of the Compensation Committee, the Company has developed performance programs for officers that have closely aligned officer compensation with the interest of the shareholder.

Officers, Directors and Committees

Officers

Marshall T. Chiaraluce	Chairman and Executive Officer
Eric W. Thornburg	President and Chief Executive Officer
David C. Benoit	Vice President, Finance and Chief Financial Officer and Treasurer
Thomas R. Marston	Vice President, Planning and Treatment
Terrance P. O'Neill	Vice President, Operations and Engineering
Maureen P. Westbrook	Vice President, Administration and Government Affairs
Peter J. Bancroft	Assistant Treasurer and Director Rates – Forecasting
Michele G. DiAcri	Assistant Corporate Secretary and Assistant to the Chairman
Trudie Edwards	Controller
Daniel J. Meaney	Corporate Secretary

Directors and Committees

Age in 2007 in parenthesis, followed by committee memberships

Marshall T. Chiaraluce (65)	Chairman of the Board, Executive Officer of the Company
Mary Ann Hanley (50) 3, 6	Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (endowment fund)
Marcia L. Hincks (72) 1, 2, 4	Retired; former Vice President and Senior Counsel, Aetna Life & Casualty
Heather Hunt (41) 6	Attorney in Stratford, Connecticut, and managing member of w.h. Robert & h.f. Hunt, LLC (a state and federal government consulting firm)
Mark G. Kachur (64) 5, 6	Retired; former Chairman, President and Chief Executive Officer of CUNO, Inc. (filter manufacturer)
Ronald D. Lengyel (69) 1, 3	Chairman of the Board of Naugatuck Valley Savings & Loan Association
David A. Lentini (61) 2, 5	Chairman, President and Chief Executive Officer of The Connecticut Bank and Trust Company
Robert F. Neal (72) 2, 4, 5, 6	Retired; former Senior Vice President—Network Services, Southern New England Telecommunications Corporation
Arthur C. Reeds (63) 1, 3, 4, 5	Retired; Trustee, US Allianz Variable Insurance Products Trust, a mutual fund group affiliated with Allianz Life Insurance Company of North America
Lisa Thibdaue (54) 1, 6	Vice President, Rates, Regulatory Affairs and Compliance, Northeast Utilities
Eric W. Thornburg (47)	President and Chief Executive Officer of the Company
Carol P. Wallace (52) 1, 5	President and Chief Executive Officer of Cooper-Atkins Corporation (temperature acquisition instruments manufacturer)
Donald B. Wilbur (64) 2, 3, 4, 6	Retired; former Plant Manager, Unilever HPC, USA (personal products manufacturing)

1 Audit Committee appoints, compensates, and overseas the work of the independent auditors of the Company and The Connecticut Water Company and monitors the Company's financial reporting process and internal control system.

2 Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Programs.

3 Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendation to the Board and reviews the overall effectiveness of the Board.

4 Executive Committee acts on behalf of the Board whenever the Board is not in session and recommends chief executive officer succession.

5 Pension Trust and Finance Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, the employee Savings Plan (401(k)), the VEBA Trust Fund for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; and makes recommendations to and advises the Board on financial policy and issuance of securities.

6 Strategic Planning Committee oversees the preparation and implementation of the Company's Strategic Plan.

Financial Condition

Overview

The Company is a non-operating holding company, whose income is derived from the earnings of its six wholly-owned subsidiary companies: The Connecticut Water Company (Connecticut Water), New England Water Utility Services, Inc. (NEWUS), Chester Realty Company (Chester Realty), Barnstable Holding Company, Barnstable Water Company (Barnstable Water) and BARLACO, Inc. (BARLACO).

On May 31, 2006, The Crystal Water Company (Crystal) and Unionville Water Company (Unionville), previously wholly owned subsidiaries of the Company, were merged into Connecticut Water. On August 8, 2006, Connecticut Water Emergency Services, Inc., and Crystal Water Utilities Corporation, previously wholly owned subsidiaries of the Company, were merged into NEWUS, and Chester Realty, respectively.

In 2006, approximately 62% of the Company earnings from continuing operations were attributable to water activities of its largest subsidiary, Connecticut Water, a regulated water utility with 83,247 customers throughout 41 Connecticut towns. The rates charged for service by Connecticut Water are subject to review and approval by the Connecticut Department of Public Utility Control (DPUC).

On July 18, 2006, Connecticut Water applied to the DPUC to amend its rates for the first time in 15 years, requesting approximately $62.1 million in revenues, an increase of $14.6 million, or 30%. On January 16, 2007, the DPUC issued its final decision and approved a Settlement Agreement, negotiated with the Office of Consumer Counsel and the DPUC's Prosecutorial Staff, that allowed Connecticut Water an increase of revenues of approximately $10,940,000, or 22.3%. The Settlement Agreement allowed Connecticut Water to defer part of the revenues on its books as it recognizes the increase in two phases through customer rate changes. As part of the Settlement Agreement, Connecticut Water will also be able to recover carrying and operating costs related to a maximum of $15.5 million of capital investments made in 2007, upon a determination by the DPUC that the investments were made in the best interests of our customers. Additionally, Connecticut Water agreed not to apply for a general rate increase that would become effective prior to January 1, 2010.

In the future, Connecticut Water plans to file for smaller but more frequent rate increases.

The Company's growth strategy continues to focus on the following:

—Investing in our water infrastructure and seeking timely recovery of that investment;
—Marketing our services to private well owners who live near Connecticut Water's water mains;
—Working with local developers to encourage public water use for new construction in Connecticut Water's service area;
—Securing and retaining profitable Operations & Maintenance contracts;
—Acquisition of water and wastewater utilities; and
—Expanding enrollments in *Linebacker*,® the Company's service line repair program.

On a year-to-year basis Connecticut Water's earnings are primarily influenced by weather patterns that affect our customers' water usage and thereby our revenues. Our revenues may fluctuate by as much as $1.5 million (or 3.0%) above or below a normal year because customers use more water in hot, dry growing seasons and less water in cool, rainy growing seasons.

Regulatory Matters and Inflation

The Company, like all other businesses, is affected by inflation, most notably by the continually increasing costs required to maintain, improve, and expand its service capabilities. The cumulative effect of inflation over time results in significantly higher operating costs and facility replacement costs, which must be recovered from future cash flows.

Connecticut Water is also subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are currently in compliance with current regulations, but the regulations are subject to change at any time. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Connecticut Water's ability to recover its increased expenses and/or investment in utility plant is dependent on the regulatory rates we charge our customers. Changes to these rates must be approved by the appropriate regulatory authority through formal rate proceedings. The rates Connecticut Water charges its customers are regulated by the DPUC. Due to the subjectivity of certain items involved in the process of establishing rates such as future customer growth, inflation, and allowed return on investment, we have no assurance that we will be able to raise our rates to a level we consider appropriate, or to raise rates at all, through any future rate proceeding.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements are prepared in conformity with Generally Accepted Accounting Principles in the United States of America (GAAP) and as directed by the regulatory commissions to which the Company's subsidiaries are subject. (See Note 1 to the Consolidated Financial Statements for a discussion of our significant accounting policies.) The Company believes the following policies and estimates are critical to the presentation of its consolidated financial statements.

Public Utility Regulation—Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), requires cost based, rate-regulated enterprises such as Connecticut Water to reflect the impact of regulatory decisions in their financial statements. The state regulators, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which costs would be charged to expense by an unregulated enterprise. The balance sheet includes regulatory assets and liabilities as appropriate, primarily related to income taxes and post-retirement benefit costs. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of SFAS 71. Material regulatory assets are earning a return.

Revenue Recognition—Revenue from metered customers includes billings to customers based on quarterly or monthly meter readings plus an estimate of water used between the customer's last meter reading and the end of the accounting period. The unbilled revenue amount is listed as a current asset on the balance sheet. The amount recorded as unbilled revenue is generally higher during the summer months when water sales are higher. Based upon historical experience, management believes the Company's estimate of unbilled revenues is reasonable. Pursuant to the action on January 16, 2007 of the DPUC approving the modified rate settlement agreement, the Company will begin to record deferred revenues in the amount of $3.8 million a year (for a total deferral of approximately $4.8 million). The deferral will stop in April 2008 when the Company will begin receiving a portion of the $4.8 million deferral in rates, over a twenty year amortization period, and a return on the uncollected balance through rate base treatment.

Benefit Plan Accounting—Management evaluates the appropriateness of the discount rate through the modeling of a bond portfolio which approximates the pension and postretirement plan liabilities. Management further considers rates of high quality corporate bonds of approximate maturities as published by nationally recognized rating agencies consistent with the duration of the Company's pension and postretirement plans.

The discount rate assumption we use to value our pension and postretirement benefit obligations has a material impact on the amount of expense we record in a given period. Our 2006 and 2005 pension and postretirement expense was calculated using assumed discount rates of 5.50% and 5.75%, respectively. In 2007, our pension and postretirement expense will be calculated using an assumed discount rate of 5.75%. The following table shows how much a one percent change in our assumed discount rate would have changed our reported 2006 pension and postretirement expense:

	Increase (Decrease) in Pension Expense	Increase (Decrease) in Post-Retirement Expense
A 1% Increase in the Discount Rate	$(332,000)	$(168,000)
A 1% Decrease in the Discount Rate	$ 387,000	$ 204,000

Outlook

The Company's earnings and profitability are primarily dependent upon the sale and distribution of water, the amount of which is dependent on seasonal weather fluctuations, particularly during the summer months when water demand will vary with rainfall and temperature levels. The Company's earnings and profitability in future years will also depend upon a number of other factors, such as the ability to maintain our operating costs at lower levels, customer growth in the Company's core regulated water utility business, growth in revenues attributable to non-water sales operations, and the timing and adequacy of rate relief when requested, from time to time, by our regulated water company.

The Company believes that the factors described above and those described in detail below under the heading "Commitments and Contingencies" may have significant impact, either alone or in the aggregate, on the Company's earnings and profitability in fiscal years 2007 and beyond. Please also review carefully the risks and uncertainties described in Item 1A—Risk Factors of the Company's Annual Report on Form 10-K and those described below under the heading "Forward-Looking Information".

Based on the Company's current projections, the Company believes that its Net Income from Continuing Operations for the year 2007 will increase from the levels reported for 2006, primarily as a result of Connecticut Water's 22.3% rate increase that was approved by the DPUC effective January 1, 2007. During 2007 and subsequent years, the ability of the Company to maintain and increase its Net Income from Continuing Operations will principally depend upon the effect on the Company of the factors described above in this "Outlook" section, those factors described in the section entitled "Commitments and Contingencies" and the risks and uncertainties described in "Forward-Looking Information."

Liquidity and Capital Resources

In recent years, we have relied on both internally generated funds and periodic debt and equity issuances in order to fund our construction budget. Looking forward, we expect construction expenditures will be in excess of cash generated from operations and funds generated from the Company's dividend reinvestment plan; therefore, we will require additional external debt financings.

We expect that this funding will initially come in the form of interim bank loans, with refinancing into long-term debt as the aggregate balance on the interim loans accumulates. The Company considers both market interest rates and the availability of tax-exempt financing opportunities through the Connecticut Development Authority. Although the Company believes it will be able to secure such funding when and as it is needed, we cannot be assured that the interest rates will be favorable to the Company or that any new debt issuances will be tax exempt.

The following table shows the total construction expenditures excluding non-cash contributed utility plant for each of the last three years and what we expect to invest on construction projects in 2007.

	Gross Construction Expenditures	Construction Funded by Developers & Others	Construction Funded by Company
2004	$ 11,045,000	$2,647,000	$ 8,398,000
2005	$ 16,957,000	$ 2,701,000	$14,256,000
2006	$ 17,792,000	$ 1,593,000	$ 16,199,000
2007 (Projected)	$20,750,000	$4,500,000	$16,250,000

We currently fund our working capital requirements through our lines of credit with three banks, which provide liquidity to satisfy ongoing cash needs. We consider the current aggregate $15,000,000 lines of credit to be adequate to finance any expected short-term borrowing requirements that may arise in 2007. If additional funding is needed during 2007, the Company does not foresee any obstacles to obtaining new short-term financing arrangements. The lines of credit have lives that range from 12 to 29 months, which expire during 2007 and 2008. We expect to renew the lines as they expire. The interest rates payable are variable and fluctuate over time based on financial conditions. The weighted average interest rate on the $5,250,000 aggregate balance outstanding at December 31, 2006 was 5.735%.

During the first quarter of 2004, Connecticut Water refinanced an additional portion of its long-term debt through the issuance of $12,500,000 of variable rate, taxable debenture bonds Series 2004 with a maturity date of January 4, 2029. The bonds were secured by an irrevocable direct pay letter of credit issued by a financial institution, with a five-year term expiring in March 2009. The proceeds of the sale of the bonds, which are general debt obligations of Connecticut Water, were used to redeem the $12,050,000 aggregate principal amount of Connecticut Water's First Mortgage Bonds (Series V) and to pay a portion of the expenses associated with the bonds' refunding.

In connection with the issuance of the bonds, Connecticut Water entered into an interest rate swap transaction with a counter-party in the notional principal amount of $12,500,000. The interest rate swap agreement provides that, beginning in April 2004 and thereafter on a monthly basis, Connecticut Water will pay the counterparty a fixed interest rate of 3.73% on the notional amount for a period of five years. In exchange, the counterparty began in April 2004 and thereafter on a monthly basis, paying Connecticut Water a floating interest rate (based on 105% of the U.S. Dollar one-month LIBOR rate) on the notional amount for a period of five years. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in prevailing interest rates.

On September 1, 2004, Connecticut Water refinanced a portion of its existing bond indebtedness. Connecticut Water borrowed $9.55 million in sale proceeds from the issuance of Water Facilities Refunding Revenue Bonds by the Connecticut Development Authority (Authority). The bonds were sold in two series with the following terms:

2004 A Series: $5,000,000 Variable Interest Maturing 7/1/2028
2004 B Series: $4,550,000 Variable Interest Maturing 9/1/2028

The proceeds of the transaction were used to redeem prior obligations to the Authority that were secured by the Series T and Series U first mortgage bonds of Connecticut Water.

In November 2005, Connecticut Water borrowed $10 million through the issuance of Water Facilities Revenue Bonds by the Authority sold in one series with an interest rate of five percent maturing on October 1, 2040. The proceeds from the sale of the bonds were used to finance construction and installation of various capital improvements to Connecticut Water's existing water systems.

In November 2005, Crystal borrowed $5 million through the issuance of Water Facilities Revenue Bonds by the Authority sold in a single series with an interest rate of five percent maturing on October 1, 2040. The proceeds from the sale of the bonds are being used to finance the construction of a water treatment plant in the Town of Killingly, CT and to facilitate the interconnection of two systems in the Town of Killingly. As a result of the merger of Crystal into Connecticut Water, this debt issuance became a liability of Connecticut Water.

Barnstable Water Company's note payable was paid off in 2005 in connection with the sale of Barnstable Water's assets. As a result of the prepayment, the Company paid the lender a prepayment fee of $322,000.

Off-Balance Sheet Arrangements and Contractual Obligations

We do not use off-balance sheet arrangements such as securitization of receivables with any unconsolidated entities or other parties. The Company does not engage in trading or risk management activities (other than the interest rate swap agreement discussed above) and does not have material transactions involving related persons.

The following table summarizes the Company's future contractual cash obligations as of December 31, 2006:

Payments Due by Periods (in thousands of dollars) Contractual Obligations	Total	Less Than 1 Year	Years 2–3	Years 4–5	More Than 5 Years
Long-Term Debt (LTD)	$ 77,354	$ 7	$ 15	$ 16	$ 77,316
Interest on LTD	77,700	3,437	6,872	6,871	60,520
Operating Lease Obligations	912	306	431	175	—
Purchase Obligations [1,2]	103,097	2,202	1,744	1,786	97,365
Long-Term Compensation Agreement [3]	43,663	3,373	6,079	6,084	28,127
Total [4,5,6]	**$302,726**	**$9,325**	**$15,141**	**$14,932**	**$263,328**

[1] Connecticut Water has an agreement with the South Central Connecticut Regional Water Authority (RWA) to purchase water from RWA. The agreement was signed on May 13, 2005 and will remain in effect for a minimum of ten (10) years from that date. Connecticut Water has agreed to purchase at least three million (3,000,000) gallons of water per calendar year from RWA. Water sales to Connecticut Water are billed monthly at the most current RWA retail rate.

[2] Connecticut Water has an agreement with The Metropolitan District (MDC) to purchase water from MDC. The agreement became effective on October 6, 2000 for a term of fifty (50) years beginning May 19, 2003, the date the water supply facilities related to the agreement were placed in service.

[3] Pension and post retirement contributions cannot be reasonably estimated beyond 2006 and may be impacted by such factors as return on pension assets, changes in the number of plan participants and future salary increases.

[4] Advances for Construction are non-interest bearing.

[5] We pay refunds on Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. After all refunds are paid, any remaining balance is transferred to Contributions in Aid of Construction. The refund amounts are not included in the above table because the refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which cannot be accurately estimated. Portions of these refund amounts are payable annually through 2020 and amounts not paid by the contract expiration dates become non-refundable.

[6] We intend to fund these contractual obligations with cash flows from operations and liquidity sources held by or available to us.

Interim Bank Loans Payable at year-end 2006 was $5,250,000, which was $500,000 higher than at the end of 2005.

During 2006, the Company incurred approximately $17.8 million of construction expenditures. The Company financed the expenditures through internally generated funds, long-term debt issuances, proceeds from its dividend reinvestment plan, customers' advances, contributions in aid of construction and short-term borrowings.

The Board of Directors has approved a $16.25 million construction budget for 2007, net of amounts to be financed by customer advances and contributions in aid of construction. Funds primarily provided by operating activities and short-term borrowings are expected to finance this entire construction program given normal weather patterns and related operating revenue billings.

Results of Operations

Overview of 2006 Results from Continuing Operations

The Company has reclassified certain expenses and revenues on the 2005 Consolidated Statement of Income to different sections as a result of the rate treatment called for in Connecticut Water's 2006 rate case and the subsequent January 2007 rate decision. Expenses that were not allowed for rate making purposes have been reclassified from utility Operating Expenses to Other Income (Deductions). Revenues and certain interest income which were previously considered revenues for rate making purposes have been reclassified from Non-Water Sales and interest income to Other Utility Income. These reclassifications had no effect on the overall Income from Continuing Operations, but they allow the reader to compare results between years in a more meaningful manner.

Overall the reclassifications had the following impact on previously reported Consolidated Statements of Income line items:

Increase (Decrease) to Segment Earnings	2005
Water Activities Segment	
Operation and Maintenance Expense	$ 654,000
Income Taxes	(179,000)
Other Utility Income, Net of Taxes	571,000
Other Income (Deductions), Net of Taxes—Allowance for Funds Used During Construction (AFUDC)	(117,000)
Other Income (Deductions), Net of Taxes—Other	(881,000)
Interest on Long-Term Debt	8,000
Other Interest Charges	426,000
Total Water Activities Segment	**$482,000**
Services and Rental Segment	
Other Income (Deductions), Net of Taxes—Non-Water Sales Earnings	$(482,000)
Total Services and Rental Segment	$(482,000)
Net Effect on Continuing Operations	**$ 0**

Income from Continuing Operations for 2006 was $6,708,000, or $0.81 per basic share, a decrease of $458,000, or $0.08 per basic share, compared to 2005. The decrease in earnings was due to lower net income in our Water Activities segment partially offset by increases in net income in our Real Estate segment. Changes in net income for our segments were as follows:

Business Segment	Increase (Decrease) in Net Income
Water Activities	$(2,634,000)
Real Estate	2,124,000
Services and Rentals	52,000
Net (Decrease)	**$ (458,000)**

Water Activities

The decrease in net income from Water Activities in 2006 was $2,634,000, or $ 0.34 per share, lower than it was in 2005. A breakdown of the components of this decrease was as follows:

	Increase (Decrease)
Operating Revenues	$ (508,000)
Operation and Maintenance Expense	2,591,000
Depreciation Expense	157,000
Income Taxes	(462,000)
Taxes Other Than Income Taxes	190,000
Other Utility Income	(29,000)
Other Income	1,320,000
Interest and Debt Expense (Net of AFUDC)	941,000
Total (Decrease)	**$(2,634,000)**

The 1.0% decrease in Operating Revenues was primarily due to the following:

— A $947,000, or 2.4%, decrease in revenues from metered customers in 2006 due to decreased customer water consumption of approximately 4.9%, due to unfavorable weather conditions, despite an increase in the number of customers served of 1.8%;

— Off-setting the decrease from metered revenues was a $439,000, or 5.1%, increase in non-metered revenues which was primarily due to increased fire protection charges related to the expansion of our water system which increased the number of fire hydrants and revenue generating mains upon which these charges are based.

The $2,591,000, or 10.9%, increase in Operation and Maintenance expense was primarily due to the following expenses:

	Increase (Decrease)
Labor	$ 1,464,000
Other Employee Benefit Costs	1,142,000
Utility Costs	412,000
Pension Expense	254,000
Other Outside Services	(486,000)
Legal Services	(185,000)
Maintenance	(112,000)
Other	102,000
Total Increase	**$2,591,000**

The increase in Labor over 2005 levels was due to a non-recurring wage adjustment for a majority of hourly employees made early in 2006. Other employee benefits increased primarily due to increased costs associated with medical benefits offered to employees and retirees of the Company. Utility costs have increased as our power providers continue to increase the rates they charge to customers. Offsetting these increases was a decrease to Other outside services due to a decrease in audit fees and general consulting fees.

The decrease in Income Tax expense associated with the Water Activities segment of $462,000 was due primarily to lower pre-tax net income in 2006, and by flow through accounting related to book/tax timing differences.

The increase in Taxes Other Than Income Taxes was primarily due to increased payroll taxes related to increased salaries.

The decrease in Other Utility Operating Income was due to a reduction of income generated from antenna sites leased to telecommunication companies on our utility property.

The increase in Other Income was primarily due to the regulatory treatment of income taxes related to certain compensation and directors' fees (disallowed costs) based on the outcome of the Company's Settlement Agreement issued by the DPUC in January 2007. This change resulted in a reversal of a regulatory liability of $986,000.

The increase in Interest and Debt Expense was due to the following:

- Higher interest expense on long-term debt primarily due to the issuance of $15.0 million in new bonds in November 2005, resulting in a full year's worth of expense in 2006 compared to a partial year in 2005;
- Higher other interest charges on interim bank loans with higher interest rates; and
- Amortization of the debt issuance costs of the bonds issued in 2005.

Real Estate

The net income generated by the Real Estate segment increased $2,124,000, or $0.26 per share, in 2006 due to the sale of land from BARLACO to the Town of Barnstable, Massachusetts during 2006. The agreement the Town of Barnstable entered into with the Company to purchase Barnstable Water's assets also included a provision whereby the Town of Barnstable would acquire, through a bargain sale purchase, all of the land owned by BARLACO for an additional $1 million. The BARLACO land was sold in February 2006. The Company recorded a gain on the bargain land sale for 2006 of $980,000. This gain is reported on the Gain (Loss) on Property Transactions line of the Consolidated Statements of Income.

Additionally, the Company reversed $976,000 of reserves related to an examination by the Internal Revenue Service (IRS) of the Company's Federal Income Tax Returns for the years 2002–2004, which focused primarily on the value of land donated by the Company. The IRS completed its examination in 2006 without adjustment to the previously filed tax returns. We do not expect to make similar reversals related to tax reserves in future years.

Income from this business segment is largely dependent on the tax deductions received on donations/sales of available land. This typically occurs when utility-owned land is deemed to be not necessary to protect water sources. The Company currently does not project completing any material land transactions in 2007.

Services and Rentals

Net income generated from the Services and Rental segment in 2006 increased $52,000, over 2005 levels, with no impact on earnings per share. The increased net income was primarily due to increases in the prices we charge our customers and in customer enrollment in our service line maintenance program.

Overview of 2005 Results from Continuing Operations

The Company has reclassified certain expenses and revenues on the 2005 Consolidated Statement of Income to different sections as a result of the rate treatment called for in Connecticut Water's 2006 rate case and the subsequent January 2007 rate decision. Expenses that were not allowed for rate making purposes have been reclassified from utility Operating Expenses to Other Income (Deductions). Revenues and certain interest income which were previously considered revenues for rate making purposes have been reclassified from Non-Water Sales and interest income to Other Utility Income. These reclassifications had no effect on the overall Income from Continuing Operations, but they allow the reader to compare results between years in a more meaningful manner.

Overall the reclassifications had the following impact on previously reported Income Statement line items:

Increase (Decrease) to Segment Earnings	2005	2004
Water Activities Segment		
Operation and Maintenance Expense	$ 654,000	$ 283,000
Income Taxes	(179,000)	(91,000)
Other Utility Income, Net of Taxes	571,000	520,000
Other Income (Deductions), Net of Taxes—AFUDC	(117,000)	(11,000)
Other Income (Deductions), Net of Taxes—Other	(881,000)	(543,000)
Interest on Long-Term Debt	8,000	9,000
Other Interest Charges	426,000	282,000
Total Water Activities Segment	**$482,000**	**$449,000**
Services and Rental Segment		
Other Income (Deductions), Net of Taxes—Non-Water Sales Earnings	$(482,000)	$(449,000)
Total Services and Rental Segment	$(482,000)	$(449,000)
Net Effect on Continuing Operations	**$ 0**	**$ 0**

On May 20, 2005, the Company completed the sale of the assets of Barnstable Water to the Town of Barnstable, Massachusetts. The sale of Barnstable Water's assets has been classified as "Discontinued Operations" in the Consolidated Statements of Income due to the loss of a management contract with the Town of Barnstable in January 2006. All of the results of Barnstable Water, including current and prior years and the gain on the sale of the utility's assets, have been reclassified and are included as "Discontinued Operations".

Net Income from Continuing Operations for 2005 was $7,166,000, or $0.89 per basic share, a decrease of $1,997,000, or $0.26 per basic share, when compared to 2004. The decrease in earnings was due to lower net income in Water Activities and Real Estate segments partially offset by an increase in net income in the Services and Rentals segment.

Business Segment	Increase (Decrease) in Net Income
Water Activities	$ (813,000)
Real Estate	(1,267,000)
Services and Rentals	83,000
Net (Decrease)	**$(1,997,000)**

Water Activities

The decrease in net income from Water Activities in 2005 was $813,000, or $0.11 per share, from 2004. A breakdown of the components of this decrease is as follows:

	Increase (Decrease)
Operating Revenues	$ 1,445,000
Operation and Maintenance Expense	1,807,000
Depreciation Expense	154,000
Income Taxes	(168,000)
Taxes Other Than Income Taxes	206,000
Other Utility Income	51,000
Other Income	(289,000)
Interest and Debt Expense (Net of AFUDC)	21,000
Total (Decrease)	**$(813,000)**

The 3.1% increase in Operating Revenues was primarily due to the following:

— A $1,244,000, or 3.3%, increase in metered revenues in 2005 which was due to increased customer water consumption attributable to a hotter summer and a 1.5% increase in the number of customers served; and

— A $201,000, or 2.4%, increase in non-metered revenues which was primarily due to increased fire protection charges related to the expansion of our water system which increased the number of fire hydrants and revenue generating mains upon which these charges are based.

The $1,807,000 or 8.2% increase in Operation and Maintenance expense was primarily due to the following expense increases:

	Increase
Utility Costs	$ 491,000
Pension Expense	335,000
Other Employee Benefit Costs	80,000
Legal Services	274,000
Other Outside Services	119,000
Maintenance	185,000
Labor	148,000
Other	175,000
Total Increase	**$1,807,000**

The increase in Depreciation expense was due to the Company's investment in new utility plant.

The decrease in Income Tax expense was due primarily to lower pre-tax net income in 2005, partially offset by flow through accounting related to book/tax timing differences.

The increase in Taxes Other Than Income Taxes was primarily due to increased municipal taxes related to our increased investment in utility plant.

The increase in Other Utility Income was due to increased number of leases and higher lease rates charged to the telecommunication companies that lease space on our water storage tanks for their antenna sites.

The increase in Interest and Debt Expense was due to the following:

—Higher interest expense on long-term debt primarily due to the issuance of $15.0 million in new bonds in 2005;
—Higher other interest charges due primarily to increased commitment fees on the letters of credit associated with bonds issued in 2004 plus higher interest expense on interim bank loans with higher interest rates; and
—Amortization of the debt issuance costs of the bonds issued in 2004 and 2005.

Real Estate

The net income generated by the Real Estate segment decreased $1,267,000, or $0.16 per share, in 2005 because there were no large sales or donations of land compared with the two donations of land we made in 2004 and in 2005 the Company increased its tax reserves related to prior year land donations.

Services and Rentals

Net income generated from the Services and Rental segment in 2005 increased $83,000, or $0.01 per share, over 2004 levels. The increased net income is primarily due to a 15% increase in customer enrollment in our service line repair program which increased our income from *Linebacker®* by approximately $49,000.

Commitments and Contingencies

Security—The Bioterrorism Response Act of 2001 required every public water system serving over 3,300 people to prepare Vulnerability Assessments (VA) of their critical utility assets. The last of these assessments required to be filed by our companies were submitted to the U.S. Environmental Protection Agency in June 2004 and was followed by updated Emergency Response Plans in December 2004, per statutory requirements. The information within the VA is not subject to release to the public and is protected from Freedom of Information Act inquiries.

Investment in security-related improvements is a continuing process and management believes that the costs associated with any such improvements would be eligible for recovery in future rate proceedings.

Reverse Privatization—Connecticut Water derives its rights and franchises to operate from state laws that are subject to alteration, amendment or repeal, and do not grant permanent exclusive rights to our service areas. Our franchises are free from burdensome restrictions, are unlimited as to time, and authorize us to sell potable water in all towns we now serve. There is the possibility that states could revoke our franchises and allow a governmental entity to take over some or all of our systems. From time to time such legislation is contemplated.

On May 20, 2005, the Company completed the sale of the assets of Barnstable Water to the Town of Barnstable, Massachusetts. The Company received $10.0 million in gross proceeds from the sale of its water utility assets, advances, and contribution in aid of construction which was recorded in 2005. The gain on the sale of these assets, net of income taxes of $1.6 million, was $3.0 million and has been classified as 'Discontinued Operations' in the Consolidated Statements of Income. All of the results of Barnstable Water, including current and prior years and the gain on the sale of the utility's assets, have been reclassified and were included as 'Discontinued Operations' for 2004, 2005 and 2006.

A separate real estate transaction for the BARLACO land was completed in February 2006 with additional proceeds of $1 million. The sale of the BARLACO land has been classified as Continuing Operations because BARLACO was initially formed with the sole purpose of selling land.

Environmental and Water Quality Regulation—The Company is subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are presently in compliance with current regulations, but the regulations are subject to change at any time. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Rate Relief—Connecticut Water is a regulated public utility, which provides water services to its customers. The rates that regulated companies charge their water customers are subject to the jurisdiction of the regulatory authority of the DPUC.

In July, the Company filed a rate application with the DPUC for Connecticut Water requesting an increase in rates of approximately $14.6 million or 30%. On January 16, 2007, the DPUC issued its final decision and approved a Settlement Agreement, negotiated with the Office of Consumer Counsel and the DPUC's Prosecutorial Staff, that allowed Connecticut Water an increase of revenues of approximately $10,940,000, or 22.3%. The Settlement Agreement allowed Connecticut Water to defer part of the revenues on its books as it recognizes the increase in two phases through customer rate changes. As part of the Settlement Agreement, Connecticut Water will also be able to recover carrying and operating costs related to a maximum of $15.5 million of capital investments made in 2007, upon a determination by the DPUC that the investments were made in the best interests of our customers. Additionally, Connecticut Water agreed not to apply for a general rate increase that would become effective prior to January 1, 2010.

In any future rate proceedings, the DPUC may authorize Connecticut Water to charge rates which the DPUC considers to be sufficient to recover the normal operating expenses, and to allow Connecticut Water an opportunity to earn what the DPUC considers to be a fair and reasonable return on our invested capital.

Land Dispositions—The Company and its subsidiaries own additional parcels of land in Connecticut, which may be suitable in the future for disposition, either by sale or by donation to municipalities, other local governments or private charitable entities. These additional parcels would include certain Class I and II parcels previously identified by the Connecticut DEP, which have restrictions on development and resale.

In previous years, the Company generated a substantial portion of its net income in land donations and sales. However, land donations are not expected to generate income at historical levels in future periods. Currently, there are no material donations planned for 2007.

Taxes—The Company and its subsidiaries may be subject to a higher tax burden through changes in state legislation. Also, the Company's future property tax burden may increase if state aid to towns is decreased.

Quantitative and Qualitative Disclosure About Market Risk

The primary market risk faced by the Company is interest rate risk. As of December 31, 2006, the Company had no exposure to derivative financial instruments or financial instruments with significant credit risk or off-balance-sheet risks. In addition, the Company is not subject in any material respect to any currency or other commodity risk.

The Company is subject to the risk of fluctuating interest rates in the normal course of business. The Company's exposure to interest fluctuations is managed at the Company and subsidiary operations levels through the use of a combination of fixed rate long-term debt (and variable rate borrowings) under financing arrangements entered into by the Company and its subsidiaries and the use of the interest rate swap agreement discussed below. The Company has $15,000,000 current lines of credit with three banks, under which interim bank loans payable at December 31, 2006 were $5,250,000.

During the first quarter of 2004, Connecticut Water entered into a five-year interest rate swap transaction in connection with the refunding of its First Mortgage Bonds (Series V). The swap agreement provides for Connecticut Water's exchange of floating rate interest payment obligations for fixed rate interest payment obligations on a notional principal amount of $12,500,000. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in prevailing interest rates. See "Liquidity and Capital Resources" section of "Management's Discussion and Analysis and Results of Operations" above for further information. The Company does not enter into derivative financial contracts for trading or speculative purposes and does not use leveraged instruments.

Management believes that changes in interest rates will not have a material effect on income or cash flow during 2007, although there can be no assurances that interest rates will not significantly change.

Forward-Looking Information

This report, including management's discussion and analysis, contains certain forward-looking statements regarding the Company's results of operations and financial position. These forward-looking statements are based on current information and expectations, and are subject to risks and uncertainties, which could cause the Company's actual results to differ materially from expected results.

Regulated water companies, including Connecticut Water, are subject to various federal and state regulatory agencies concerning water quality and environmental standards. Generally, the water industry is materially dependent on the adequacy of approved rates to allow for a fair rate of return on the investment in utility plant. The ability to maintain our operating costs at the lowest possible level, while providing good quality water service, is beneficial to customers and stockholders. Profitability is also dependent on the timeliness of rate relief to be sought from, and granted by, the DPUC, when necessary, and numerous factors over which we have little or no control, such as the quantity of rainfall and temperature, industrial demand, financing costs, energy rates, tax rates, and stock market trends which may affect the return earned on pension assets, and compliance with environmental and water quality regulations. The profitability of our other revenue sources is subject to the amount of land we have available for sale and/or donation, the demand for the land, the continuation of the current state tax benefits relating to the donation of land for open space purposes, regulatory approval of land dispositions, the demand for telecommunications antenna site leases and the successful extensions and expansion of our service contract work. We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Consolidated Statements of Income

For the Years Ended December 31, (in thousands, except per share data)	2006	2005	2004
Operating Revenues	**$46,945**	$47,453	$46,008
Operating Expenses			
Operation and Maintenance	**26,451**	23,860	22,053
Depreciation	**5,881**	5,724	5,570
Income Taxes	**2,055**	2,517	2,685
Taxes Other Than Income Taxes	**5,575**	5,385	5,179
Total Operating Expenses	**39,962**	37,486	35,487
Net Operating Revenues	**6,983**	9,967	10,521
Other Utility Income, Net of Taxes	**542**	571	520
Total Utility Operating Income	**7,525**	10,538	11,041
Other Income (Deductions), Net of Taxes			
Gain (Loss) on Property Transactions	**2,063**	(61)	1,206
Non-Water Sales Earnings	**515**	463	380
Allowance for Funds Used During Construction	**458**	521	410
Other	**608**	(712)	(423)
Total Other Income, Net of Taxes	**3,644**	211	1,573
Interest and Debt Expenses			
Interest on Long-Term Debt	**3,526**	2,929	2,909
Other Interest Charges	**514**	294	204
Amortization of Debt Expense	**421**	360	338
Total Interest and Debt Expenses	**4,461**	3,583	3,451
Income from Continuing Operations	**6,708**	7,166	9,163
Discontinued Operations, Net of Tax of $(244), $1,720 and $238 in 2006, 2005 and 2004, respectively	**243**	3,158	231
Net Income	**6,951**	10,324	9,394
Preferred Stock Dividend Requirement	**38**	38	38
Total Net Income Applicable to Common Stock	**$ 6,913**	$ 10,286	$ 9,356
Weighted Average Common Shares Outstanding:			
Basic	**8,188**	8,094	7,999
Diluted	**8,237**	8,143	8,039
Earnings Per Common Share:			
Basic—Continuing Operations	**$ 0.81**	$ 0.89	$ 1.15
Basic—Discontinued Operations	**0.03**	0.38	0.02
Basic	**$ 0.84**	$ 1.27	$ 1.17
Diluted—Continuing Operations	**$ 0.81**	$ 0.88	$ 1.14
Diluted—Discontinued Operations	**0.03**	0.38	0.02
Diluted	**$ 0.84**	$ 1.26	$ 1.16

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, (in thousands)	2006	2005	2004
Net Income	**$6,913**	$10,286	$9,356
Other Comprehensive Income, Net of Tax			
Qualified Cash Flow Hedging Instrument Net of Tax of $(22), $129, and $58 in 2006, 2005, and 2004, Respectively	**(45)**	207	87
Adjustment to Initially Apply FASB 158, Net of Tax of $(103) in 2006	**(152)**	–	–
Comprehensive Income	**$6,716**	$10,493	$9,443

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31, (in thousands, except share amounts)	2006	2005
Assets		
Utility Plant	**$364,057**	$340,755
Construction Work in Progress	**2,755**	5,505
Utility Plant Acquisition Adjustments	**(1,220)**	(1,273)
	365,592	344,987
Accumulated Provision for Depreciation	**(102,405)**	(97,284)
Net Utility Plant	**263,187**	247,703
Other Property and Investments	**4,905**	4,542
Cash and Cash Equivalents	**1,377**	4,439
Restricted Cash	**–**	2,628
Accounts Receivable (Less Allowance, 2006—$285; 2005—$256)	**5,305**	5,888
Accrued Unbilled Revenues	**4,233**	3,918
Materials and Supplies, at Average Cost	**900**	860
Prepayments and Other Current Assets	**2,335**	1,274
Short-Term Investment	**–**	6,815
BARLACO Assets Held for Sale	**–**	324
Total Current Assets	**14,150**	26,146
Unamortized Debt Issuance Expense	**7,398**	7,823
Unrecovered Income Taxes	**11,425**	12,986
Post-Retirement Benefits Other Than Pension	**6,023**	1,595
Goodwill	**3,608**	3,608
Deferred Charges and Other Costs	**4,497**	1,632
Total Regulatory and Other Long-Term Assets	**32,951**	27,644
Total Assets	**$315,193**	$306,035

The accompanying notes are an integral part of these consolidated financial statements.

December 31, (in thousands, except share amounts)	2006	2005
Capitalization and Liabilities		
Common Stockholders' Equity:		
Common Stock Without Par Value:		
Authorized—25,000,000 Shares—Issued and Outstanding:		
2006—8,270,394; 2005—8,169,627	**$ 60,165**	$ 58,005
Retained Earnings	**35,676**	35,777
Accumulated Other Comprehensive Income	**97**	294
Common Stockholders' Equity	**95,938**	94,076
Preferred Stock	**772**	847
Long-Term Debt	**77,347**	77,404
Total Capitalization	**174,057**	172,327
Interim Bank Loans Payable	**5,250**	4,750
Current Portion of Long-Term Debt	**7**	2,331
Accounts Payable and Accrued Expenses	**6,048**	4,776
Accrued Taxes	**464**	154
Accrued Interest	**887**	699
Other Current Liabilities	**314**	519
Total Current Liabilities	**12,970**	13,229
Advances for Construction	**32,183**	29,355
Contributions in Aid of Construction	**47,217**	45,709
Deferred Federal and State Income Taxes	**26,002**	24,915
Unfunded Future Income Taxes	**7,208**	11,273
Long-Term Compensation Arrangements	**13,933**	7,541
Unamortized Investment Tax Credits	**1,623**	1,686
Commitments and Contingencies		
Total Capitalization and Liabilities	**$315,193**	$306,035

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, (in thousands)	2006	2005	2004
Operating Activities:			
Net Income	**$ 6,951**	$ 10,324	$ 9,394
Discontinued Operations	**243**	3,158	231
Income from Continuing Operations	**6,708**	7,166	9,163
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Gain on Sale of BARLACO Assets Sold	**(980)**	–	–
Allowance for Funds Used During Construction	**(491)**	(575)	(418)
Depreciation (Including $396 in 2006, $188 in 2005, and $253 in 2004 Charged to Other Accounts)	**6,277**	5,912	5,763
Change in Assets and Liabilities:			
(Increase) in Accounts Receivable and Accrued Unbilled Revenues	**268**	(342)	(769)
(Increase) Decrease in Other Current Assets	**(805)**	2,600	288
(Increase) in Other Non-Current Items	**(549)**	(556)	(469)
Increase (Decrease) in Accounts Payable, Accrued Expenses and Other Current Liabilities	**690**	(3,603)	1,674
(Decrease) Increase in Deferred Income Taxes and Investment Tax Credits, Net	**(1,492)**	2,332	996
Total Adjustments	**2,918**	5,768	7,065
Net Cash and Cash Equivalents Provided by (Used In) Continuing Operations	**9,626**	12,934	16,228
Net Cash and Cash Equivalents Provided by (Used In) Discontinued Operations	**243**	(185)	497
Net Cash and Cash Equivalents Provided by (Used In) Operating Activities	**9,869**	12,749	16,725
Investing Activities:			
Company Financed Additions to Utility Plant	**(16,199)**	(14,256)	(8,398)
Advances from Others for Construction	**(1,102)**	(1,955)	(2,057)
Net Additions to Utility Plant Used in Continuing Operations	**(17,301)**	(16,211)	(10,455)
Proceeds from Sale of BARLACO Assets Sold (Net of $35 in Transaction Costs)	**965**	–	–
Proceeds from Sale of Barnstable Water Company Assets (Net of $114 in Transaction Costs)	**–**	9,885	–
Release of Restricted Cash	**2,686**	–	–
Sale (Purchase) of Short Term Investments	**6,922**	(6,713)	–
Net Cash and Cash Equivalents Used in Investing Activities in Continuing Operations	**(6,728)**	(13,039)	(10,455)
Net Cash and Cash Equivalents Used in Investing Activities in Discontinued Operations	**–**	(171)	(172)
Net Cash Used in Investing Activities	**(6,728)**	(13,210)	(10,627)
Financing Activities:			
Net Proceeds from Interim Bank Loans	**5,250**	4,750	5,650
Net Repayment of Interim Bank Loans	**(4,750)**	(5,650)	(9,700)
Proceeds from Issuance of Common Stock	**1,401**	2,038	1,751
Proceeds from Issuance of Long-Term Debt	**–**	12,282	23,581
Redemption of Preferred Stock	**(75)**	–	–
Repayment of Long-Term Debt Including Current Portion	**(2,381)**	(665)	(21,764)
Costs Incurred to Issue Long-Term Debt and Common Stock	**(4)**	(934)	(1,309)
Advances from Others for Construction	**1,102**	1,955	2,057
Proceeds from Exercise of Stock Options	**284**	455	–
Cash Dividends Paid	**(7,030)**	(6,838)	(6,525)
Net Cash and Cash Equivalents Provided by (Used in) Financing Activities in Continuing Operations	**(6,203)**	7,393	(6,259)
Net Cash and Cash Equivalents Provided by (Used in) Financing Activities in Discontinued Operations	**–**	(3,200)	(254)
Net Cash and Cash Equivalents Provided by (Used in) Financing Activities	**(6,203)**	4,193	(6,513)
Net Increase (Decrease) in Cash and Cash Equivalents	**(3,062)**	3,732	(415)
Cash and Cash Equivalents at Beginning of Year	**4,439**	707	1,122
Cash and Cash Equivalents at End of Year	**$ 1,377**	$ 4,439	$ 707
Non-Cash Investing and Financing Activities:			
Non-Cash Contributed Utility Plant (see Note 1 for details)	**$ 3,295**	$ 1,231	$ 2,337
Short-term Investment of Bond Proceeds Held in Trust	**$ –**	$ 2,628	$ –
Supplemental Disclosures of Cash Flow Information:			
Cash Paid for Continuing Operations During the Year for:			
Interest	**$ 4,159**	$ 3,511	$ 3,440
State and Federal Income Taxes	**$1,176**	$ 3,515	$ 1,383
Cash Paid for Discontinued Operations During the Year for:			
Interest	**$ –**	$ 106	$ 141
State and Federal Income Taxes	**$ 73**	$ 410	$ 31

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include the operations of Connecticut Water Service, Inc. (the Company), an investor-owned holding company and its six wholly owned subsidiaries, listed below:

The Connecticut Water Company (Connecticut Water)
Chester Realty, Inc. (Chester Realty)
New England Water Utility Services, Inc. (NEWUS)
Barnstable Holding Company
Barnstable Water Company (Barnstable Water)
BARLACO, Inc. (BARLACO)

Connecticut Water is our sole public water utility company serving 83,247 customers in 41 towns throughout Connecticut. During 2006, The Crystal Water Company of Danielson (Crystal) and The Unionville Water Company (Unionville) were merged into Connecticut Water.

Chester Realty is a real estate company whose net profits from rental of property are included in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income in the Non-Water Sales Earnings category. During 2006, Crystal Water Utilities Corporation was merged into Chester Realty.

NEWUS is engaged in water-related services, including the *Linebacker®* program, emergency drinking water, pool water and contract operations. Its earnings are included in the Non-Water Sales Earnings category in the Other Income (Deductions), Net of Taxes section of the Consolidated Statements of Income. During 2006, Connecticut Water Emergency Services, Inc. was merged into NEWUS.

Barnstable Holding Company is an inactive holding company, owning the stock of two other inactive companies, Barnstable Water and BARLACO. Barnstable Water was a public water utility company serving customers in Barnstable, Massachusetts, until the Company sold the assets of Barnstable Water to the Town of Barnstable, Massachusetts in May 2005. After the sale and through February 2006, Barnstable Water operated the system under a management contract for the Town of Barnstable, Massachusetts. In February 2006, the Town of Barnstable, Massachusetts terminated the management contract with Barnstable Water. BARLACO is a real estate company which held real estate for sale. In February 2006, BARLACO sold all of its real estate holdings to the Town of Barnstable. We expect that these three inactive companies will be merged or dissolved during 2007.

Intercompany accounts and transactions have been eliminated.

Public Utility Regulation—Our public water utility company is subject to regulation for rates and other matters by the Connecticut Department of Public Utility Control (DPUC) and follows accounting policies prescribed by the DPUC. The Company prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP), which includes the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS 71). SFAS 71 requires cost-based, rate-regulated enterprises, such as Connecticut Water, to reflect the impact of regulatory decisions in their financial statements. The state regulators, through the rate regulation process, can create regulatory assets that result when costs are allowed for ratemaking purposes in a period after the period in which the costs would be charged to expense by an unregulated enterprise. The balance sheets include regulatory assets and liabilities as appropriate, primarily related to income taxes and post-retirement benefit costs. In accordance with SFAS 71, costs which benefit future periods, such as tank painting, are expensed over the periods they benefit. The Company believes, based on current regulatory circumstances, that the regulatory assets recorded are likely to be recovered and that its use of regulatory accounting is appropriate and in accordance with the provisions of SFAS 71. Material regulatory assets are earning a return.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenues—Most of our water customers are billed quarterly, with the exception of larger commercial and industrial customers, as well as public fire protection customers who are billed monthly. Most customers, except fire protection customers are metered. Revenues from metered customers are based on their usage multiplied by approved, regulated rates. Public fire protection charges are based on the length of the water main, and number of hydrants in service. Private fire protection charges are based on the diameter of the connection to the water main. Our water companies accrue an estimate for the amount of revenues relating to sales earned but unbilled at the end of each quarter.

Utility Plant—Utility plant is stated at the original cost of such property when first devoted to public service. Utility plant accounts are charged with the cost of improvements and replacements of property including an allowance for funds used during construction. Retired or disposed of depreciable plant is charged to accumulated provision for depreciation together with any costs applicable to retirement, less any salvage received. Maintenance of utility plant is charged to expense. Accounting policies relating to other areas of utility plant are listed below:

Allowance for Funds Used During Construction—Allowance for Funds Used During Construction (AFUDC) is the cost of debt and equity funds used to finance the construction of utility plant. The amount shown on the Consolidated Statements of Income relates to the equity portion. The debt portion is included in Other Interest Charges. Generally, utility plant under construction is not recognized as part of rate base for ratemaking purposes until facilities are placed into service, and accordingly, AFUDC is charged to the construction cost of utility plant. Capitalized AFUDC, which does not represent current cash income, is recovered through rates over the service lives of the facilities.

In order for certain water system acquisitions made in and after 1995 to not degrade earnings, Connecticut Water has received DPUC approval to record AFUDC on certain of its investments in these systems. Through December 31, 2006, Connecticut Water has capitalized approximately $3.9 million of AFUDC relating to financing these acquisitions. As part of the Company's most recent rate decision, approved on January 16, 2007 and effective as of January 1, 2007, the DPUC has approved the inclusion of this capitalized amount in rate base.

Connecticut Water's allowed rate of return on rate base is used to calculate its AFUDC.

Customers' Advances for Construction, Contributed Plant and Contributions in Aid of Construction—Under the terms of construction contracts with real estate developers and others, Connecticut Water periodically receives either advances for the costs of new main installations or title to the main after it is constructed and financed by the developer. Refunds are made, without interest, as services are connected to the main, over periods not exceeding fifteen years and not in excess of the original advance. Unrefunded balances, at the end of the contract period, are credited to contributions in aid of construction (CIAC) and are no longer refundable.

Utility Plant is added in two ways. The majority of the Company's plant additions occur from direct investment of Company funds that originated through operating activities or financings. The Company manages the construction of these plant additions. These plant additions are part of the Company's depreciable utility plant and are generally part of rate base. The Company's rate base is a key component of how its regulated rates are set, and is recovered through the depreciation component of the Company's rates. The second way in which plant additions occur are through developer advances and contributions. Under this scenario either the developer funds the additions through payments to the Company, who in turn manages the construction of the project, or the developer pays for the plant construction directly and contributes the asset to the Company after it is complete. Plant additions that are financed by a developer, either directly or indirectly, are excluded from the Company's rate base and not recovered through the rates process, and are also not depreciated.

The components that comprise Net Additions to Utility Plant during the last three years are as follows:

(in thousands)	2006	2005	2004
Additions to Utility Plant:			
Company Financed	**$16,199**	$14,256	$8,398
Allowance for Funds Used During Construction	**491**	575	418
Subtotal — Utility Plant Increase to Rate Base	**16,690**	14,831	8,816
Non-Cash Contributed Plant	**3,295**	1,231	2,337
Advances from Others for Construction	**1,102**	1,955	2,057
Subtotal — Gross Additions to Utility Plant	**21,087**	18,017	13,210
Less: Non-Cash Contributed Plant	**3,295**	1,231	2,337
Net Additions to Utility Plant — Continuing Operations	**17,792**	16,786	10,873
Plus: Discontinued Operations	**–**	171	172
Net Additions to Utility Plant	**$17,792**	$16,957	$11,045

Depreciation — Over 99% of the Company's depreciable plant is owned by Connecticut Water. Depreciation is computed on a straight-line basis at various rates as approved by the state regulators on a company by company basis. Depreciation allows the utility to recover the investment in utility plant over its useful life. The overall consolidated company depreciation rate, based on the average balances of depreciable property, was 2.0% for 2006, 2005, and 2004.

Income Taxes — The Company provides income tax expense for its utility operations in accordance with the regulatory accounting policies of the applicable jurisdictions. The Connecticut DPUC requires the flow-through method of accounting for most state tax temporary differences as well as for certain federal temporary differences.

The Company computed deferred tax liabilities for all temporary book-tax differences using the liability method prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are recognized at currently enacted income tax rates to reflect the tax effect of temporary differences between the financial reporting and tax bases of assets and liabilities. Such temporary differences are the result of provisions in the income tax law that either require or permit certain items to be reported on the income tax return in a different period than they are reported in the financial statements. Deferred tax liabilities that have not been reflected in tax expense due to regulatory treatment are described as unfunded future income taxes, and are expected to be recoverable in future years' rates.

The Company believes that all deferred income tax assets will be realized in the future. The majority of all unfunded future income taxes relate to deferred state income taxes.

Deferred Federal Income Taxes consist primarily of amounts that have been provided for accelerated depreciation subsequent to 1981, as required by federal income tax regulations. Deferred taxes have also been provided for temporary differences in the recognition of certain expenses for tax and financial statement purposes as allowed by DPUC ratemaking policies.

Municipal Taxes — Municipal taxes are generally expensed over the twelve-month period beginning on July 1 following the lien date, corresponding with the period in which the municipal services are provided.

Stock Options — In the past, the Company has issued stock options to certain employees; but has not done so since 2003. For more information regarding stock based compensation, please see Note 14, Stock Based Compensation Plans.

Unamortized Debt Issuance Expense — The issuance costs of long-term debt, including the remaining balance of issuance costs on long-term debt issues that have been refinanced prior to maturity, and related call premiums, are amortized over the respective lives of the outstanding debt, as approved by the state regulators.

Goodwill—The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that goodwill no longer be amortized on a ratable basis. In accordance with SFAS 142, goodwill must be allocated to reporting units and reviewed for impairment at least annually. The Company utilized a net income valuation approach in the performance of the annual goodwill impairment test. As of December 31, 2006, there was no impairment of the Company's goodwill.

Earnings Per Share—The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share for the years ended December 31, 2006, 2005, and 2004.

Years Ended December 31,	**2006**	2005	2004
Basic Earnings Per Share from Continuing Operations	**$ 0.81**	$ 0.89	$ 1.15
Dilutive Effect of Unexercised Stock Options	**–**	0.01	0.01
Diluted Earnings Per Share	**$ 0.81**	$ 0.88	$ 1.14
Numerator (in thousands):			
Basic Income from Continuing Operations	**$6,708**	$7,166	$9,163
Diluted Income from Continuing Operations	**$6,708**	$7,166	$9,163
Denominator (in thousands):			
Basic Weighted Average Shares Outstanding	**8,188**	8,094	7,999
Dilutive Effect of Unexercised Stock Options	**49**	19	40
Diluted Weighted Average Shares Outstanding	**8,237**	8,113	8,039

Reclassifications and Revisions—Certain reclassifications have been made to conform previously reported data to the current presentation.

Within the Consolidated Statements of Income, the Company has reclassified certain expenses and revenues to different sections of the income statement as a result of the rate treatment called for in Connecticut Water's 2006 rate case and the subsequent January 2007 rate decision. Expenses that were not allowed for rate making purposes have been reclassified from utility operating expenses to Other Income (Deductions). Revenues and certain Interest Income which were previously considered revenues for rate making purposes have been reclassified from Non-Water Sales and Interest Income to Other Utility Income.

These reclassifications had no effect on the overall Income from Continuing Operations, but they allow the reader to compare results between years in a more meaningful manner. Overall the reclassifications had the following impact on previously reported Income Statement line items:

Increase (Decrease) to Segment Earnings	2005	2004
Water Activities Segment		
Operation and Maintenance Expense	$ 654,000	$ 283,000
Income Taxes	(179,000)	(91,000)
Other Utility Income, Net of Taxes	571,000	520,000
Other Income (Deductions), Net of Taxes—Allowance for Funds Used During Construction	(117,000)	(11,000)
Other Income (Deductions), Net of Taxes—Other	(881,000)	(543,000)
Interest on Long-Term Debt	8,000	9,000
Other Interest Charges	426,000	282,000
Total Water Activities Segment	**$482,000**	**$449,000**
Services and Rental Segment		
Other Income (Deductions), Net of Taxes—Non-Water Sales Earnings	$(482,000)	$(449,000)
Total Services and Rental Segment	$(482,000)	$(449,000)
Net Effect on Continuing Operations	**$ 0**	**$ 0**

For additional information please see Footnote 15, Segment Reporting.

New Accounting Pronouncements—In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which prescribes a recognition and measurement threshold process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006; as such we will be required to adopt this interpretation in the first quarter of 2007. The Company is in the process of determining the impact, if any, the adoption of FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 replaces Accounting Principals Board (APB) No. 20, "Accounting Changes" and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of change. SFAS 154 requires retrospective application to prior periods' financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for years beginning after December 15, 2006; as such we will be required to adopt this SFAS in the first quarter of 2007. The Company currently does not believe that there will be a material impact on our consolidated financial statement upon adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (SFAS 157). SFAS 157 provides a single definition of fair value, a framework for measuring fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning after November 15, 2006; as such we will be required to adopt this SFAS in the first quarter of 2007. The Company is currently evaluating the impact the adoption of SFAS 157 will have on our consolidated financial statements and does not expect the impact of implementation to be material.

Note 2: Sale of Barnstable Water Company Assets—Discontinued Operations

On May 20, 2005, the Company completed the sale of the assets of one of its Massachusetts' subsidiaries, Barnstable Water, to the Town of Barnstable, Massachusetts. Upon completion of the sale, the Town of Barnstable and Barnstable Water entered into a one year management contract for Barnstable Water to provide the Town with full operating and management services for the water system's operations. Under the terms of the one year management contract, Barnstable Water was paid $130,000 a month for operating and management services performed by Barnstable Water for the Town of Barnstable. This management contract could be terminated within the 12 month period by 30 days written notice by either party. In January 2006, the Company received notice of termination. The last day of the operating contract was February 7, 2006.

The Company received $10.0 million in gross proceeds from the sale of its water utility assets, advances, and contributions in aid of construction. The gain, net of income taxes of $1.6 million was $3.0 million in 2005 and has been included in Net Income from Discontinued Operations.

The sale of Barnstable Water's assets has been classified as 'Discontinued Operations' in the Consolidated Statements of Income as there will be no continuing involvement due to the termination of the management contract with the Town of Barnstable. All of the results of Barnstable Water, including current and prior years and the gain on the sale of the utility's assets, have been reclassified and are included as 'Discontinued Operations'.

Discontinued Operations for the years ended December 31, 2006, 2005 and 2004 was comprised of the following:

Year ended December 31, (in thousands)	2006	2005	2004
Water Activities:			
Operating Revenues	**$ –**	$ 802	$2,485
Income Taxes	**(244)**	(9)	191
Utility Operating Income	**$ 243**	$ (11)	$ 155
Services and Rentals:			
Revenues	**$ 12**	$ 1,067	$ 168
Income Taxes	**12**	132	47
Income from Services and Rentals	**$ –**	$ 213	$ 76
Gain on Sale of Assets:			
Gross Proceeds	**$ –**	$10,000	$ –
Income Taxes	**–**	1,597	–
Gain on Sale of Assets	**$ –**	$ 2,956	$ –
Total Net Income from Discontinued Operations	**$ 243**	$ 3,158	$ 231

Note 3: Sale of BARLACO Assets

The agreement the Town of Barnstable entered into with the Company to purchase Barnstable Water's assets also included a provision whereby the Town of Barnstable would acquire, through a bargain sale purchase, all of the land owned by BARLACO for an additional $1 million. The BARLACO land was sold in February 2006. The Company has recorded a gain on the bargain land sale for 2006 of $980,000. This gain is reported on the Gain (Loss) on Property Transactions line of the Consolidated Statements of Income.

Note 4: Income Tax Expense

Income Tax Expense from Continuing Operations for the years ended December 31, is comprised of the following:

(in thousands)	2006	2005	2004
Federal Classified as Operating Expense from Continuing Operations	**$2,080**	$2,400	$2,401
Federal Classified as Other Utility Income from Continuing Operations	**232**	251	221
Federal Classified as Other Income from Continuing Operation:			
Land Sales	**287**	132	–
Land Donation	**(892)**	87	(280)
Non-Water Sales	**264**	216	190
Other	**(981)**	179	(74)
Total Federal Income Tax Expense from Continuing Operations	**990**	3,265	2,458
State Classified as Operating Expense from Continuing Operations	**(26)**	(62)	193
State Classified as Other Utility Income from Continuing Operations	**68**	60	67
State Classified as Other Income from Continuing Operations:			
Land Sales	**89**	31	–
Land Donation	**(902)**	225	(965)
Non-Water Sales	**79**	59	51
Other	**(191)**	34	31
Total State Income Tax Expense (Benefit) from Continuing Operations	**(883)**	347	(623)
Total Income Tax Expense from Continuing Operations	**$ 107**	$ 3,612	$1,835

The components of the Federal and State income tax provisions from Continuing Operations are:

(in thousands)	2006	2005	2004
Current from Continuing Operations:			
Federal	**$ 1,165**	$1,758	$ 1,817
State	**221**	(377)	240
Total Current from Continuing Operations	**1,386**	1,381	2,057
Deferred Income Taxes from Continuing Operations, Net:			
Federal			
Investment Tax Credit	**(63)**	(62)	(64)
Land Donations	**(501)**	388	(94)
Depreciation	**1,173**	721	868
Other	**(784)**	459	(70)
Total Federal from Continuing Operations	**(175)**	1,506	640
State from Continuing Operations			
Land Donations	**(134)**	(25)	(724)
Other	**(970)**	750	(138)
Total State from Continuing Operations	**(1,104)**	725	(862)
Total Deferred Income Taxes from Continuing Operations, Net	**(1,279)**	2,231	(222)
Total from Continuing Operations	**$ 107**	$3,612	$1,835

Deferred income tax (assets) and liabilities are categorized as follows on the Consolidated Balance Sheets:

(in thousands)	2006	2005
Unrecovered Income Taxes	**$(11,425)**	$(12,986)
Deferred Federal and State Income Taxes	**26,002**	24,915
Unfunded Future Income Taxes	**7,208**	11,273
Unamortized Investment Tax Credit	**1,623**	1,686
Other	**(80)**	(68)
Net Deferred Income Tax Liability	**$ 23,328**	$ 24,820

Deferred income tax (assets) and liabilities are comprised of the following:

(in thousands)	2006	2005
Charitable Contribution Carryforward[1]	**$ (3,048)**	$ 153
Valuation Allowance	**1,722**	137
Tax Credit Carryforward[2]	**(1,349)**	(1,335)
Alternative Minimum Tax Carryforward	**(4)**	(225)
Prepaid Income Taxes on CIAC	**(72)**	(128)
Prepaid FIT on Services	**(171)**	(126)
Other Comprehensive Income	**63**	188
Accelerated Depreciation	**25,822**	24,628
Net of AFUDC and Capitalized Interest	**186**	225
Unamortized Investment Tax Credit	**1,623**	1,686
Other	**(1,444)**	(383)
Net Deferred Income Tax Liability	**$23,328**	$24,820

[1] 2006 charitable contribution carryover expires beginning in 2007 and ending in 2011.

[2] State tax credit carry-forwards expire beginning 2016 and ending in 2019.

The calculation of Pre-Tax Income from Continuing Operations is as follows:

(in thousands)	**2006**	2005	2004
Pre-Tax Income			
Income from Continuing Operations	**$6,708**	$ 7,166	$ 9,163
Income Taxes	**107**	3,612	1,835
Total Pre-Tax Income from Continuing Operations	**$ 6,815**	$10,778	$10,998

In accordance with required regulatory treatment, deferred income taxes are not provided for certain timing differences. This treatment, along with other items, causes differences between the statutory income tax rate and the effective income tax rate. The differences between the effective income tax rate recorded by the Company and the statutory federal tax rate are as follows:

	2006	2005	2004
Federal Statutory Income Tax Rate	**34.0%**	34.0%	34.0%
Tax Effect of Differences:			
State Income Taxes Net of Federal Benefit			
State Income Tax Excluding Land Donation Benefit	**0.6%**	0.7%	2.1%
Land Donation Benefit (Net of Valuation Allowance)	**(0.7%)**	1.4%	(5.8%)
Reversal of Regulatory Liability	**(14.4%)**	–	–
Adjustment to Taxes Due to Closed IRS Examination	**(14.3%)**	–	–
Depreciation	**2.6%**	1.6%	1.7%
Charitable Contribution—Land Donation (Net of Valuation Allowance)	**(7.7%)**	0.8%	(5.5%)
Pension Costs	**7.7%**	(3.3%)	(2.7%)
Allowance for Funds Used During Construction	**(2.9%)**	(1.4%)	(1.2%)
Change in Estimate of Prior Year Income Tax Expense	**0.6%**	(2.5%)	(1.4%)
Rate Case Expense	**(3.6%)**	–	–
Other	**(0.3%)**	2.2%	(4.5%)
Effective Income Tax Rate for Continuing Operations	**1.6%**	33.5%	16.7%

Note 5: Common Stock

The Company has 25,000,000 authorized shares of common stock, no par value. A summary of the changes in the common stock accounts for the period January 1, 2004 through December 31, 2006, appears below:

(in thousands, except share data)	Shares	Issuance Amount	Expense	Total
Balance, January 1, 2004	7,967,379	$ 55,360	$ (1,594)	$53,766
Stock and equivalents issued through Performance Stock Program	6,893	138	–	138
Dividend Reinvestment Plan	60,927	1,622	(3)	1,619
Tax adjustment on prior year stock options exercised	–	(9)	–	(9)
Balance, December 31, 2004	8,035,199	$ 57,111	$ (1,597)	$ 55,514
Stock and equivalents issued through Performance Stock Program	29,379	99	–	99
Dividend Reinvestment Plan	60,486	1,529	–	1,529
Stock Options Exercised	44,563	865	(2)	863

(in thousands, except share data)	Shares	Issuance Amount	Expense	Total
Balance, December 31, 2005	8,169,627	$59,604	$ (1,599)	$58,005
Stock and equivalents issued through Performance Stock Program	23,058	323	–	323
Dividend Reinvestment Plan	60,747	1,401	–	1,401
Stock Options Exercised	16,962	441	(2)	439
Other Paid in Capital	–	(3)	–	(3)
Balance, December 31, 2006[1]	**8,270,394**	**$61,766**	**$(1,601)**	**$60,165**

[1] Includes 37,370 restricted shares and 57,607 common stock equivalent shares issued through the Performance Stock Programs through December 31, 2006.

The Company's Shareholder Rights Plan was authorized by the Board of Directors on August 12, 1998. Pursuant to the Plan, the Board authorized a dividend distribution of one Right to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock of the Company for each outstanding share of the Company's common stock. The distribution was effected October 11, 1998.

Upon the terms of the Shareholder Rights Plan, each Right will entitle shareholders to buy one one-hundredth of a share of Series A Junior Participating Preference Stock at a purchase price of $90, and the Rights will expire October 11, 2008. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock, or announces a tender or exchange offer for 15% or more of the Company's common stock. The Board will be entitled to redeem the Rights at $0.01 per Right at any time before such acquisition occurs, and upon certain conditions after such a position has been acquired.

Upon the acquisition of 15% or more of the Company's common stock by any person or group, each Right will entitle its holder to purchase, at the Right's purchase price, a number of shares of the Company's common stock having a market value equal to twice the Right's purchase price. In such event, Rights held by the acquiring person will not be allowed to purchase any of the Company's common stock or other securities of the Company. If, after the acquisition of 15% or more of the Company's common stock by any person or group, the Company should consolidate with or merge with and into any person and the Company should not be the surviving company, or if the Company should be the surviving company and all or part of its common stock should be exchanged for the securities of any other person, or if more than 50% of the assets or earning power of the Company were sold, each Right (other than Rights held by the acquiring person, which will become void) will entitle its holder to purchase, at the Right's purchase price, a number of shares of the acquiring Company's common stock having a market value at that time equal to twice the Right's purchase price.

The Company may not pay any dividends on its common stock unless full cumulative dividends to the preceding dividend date for all outstanding shares of Preferred Stock of the Company have been paid or set aside for payment. All such Preferred Stock dividends have been paid.

Note 6: Analysis of Retained Earnings

The summary of the changes in Retained Earnings for the period January 1, 2004 through December 31, 2006, appears below:

(in thousands, except per share data)	2006	2005	2004
Balance, Beginning of Year	**$35,777**	$32,264	$29,549
Net Income	**6,951**	10,324	9,394
	42,728	42,588	38,943
Dividends Declared:			
Cumulative Preferred Stock, Series A, $.80 Per Share	**12**	12	12
Cumulative Preferred Stock, Series $.90, $.90 Per Share	**26**	26	26
Common Stock:			
2006 $0.855 Per Share	**7,014**	–	–
2005 $0.845 Per Share	**–**	6,773	–
2004 $0.835 Per Share	**–**	–	6,641
	7,052	6,811	6,679
Balance, End of Year	**$35,676**	$35,777	$32,264

Note 7: Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each of the following financial instruments.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid instruments with original maturities at the time of purchase of three months or less. The carrying amount approximates fair value.

Long-Term Debt—The fair value of the Company's fixed rate long-term debt is based upon borrowing rates currently available to the Company. As of December 31, 2006 and 2005, the estimated fair value of the Company's long-term debt was $78,574,000 and $75,609,000, respectively, as compared to the carrying amounts of $77,347,000 and $77,404,000, respectively.

The fair values shown above have been reported to meet the disclosure requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Values of Financial Instruments" and do not purport to represent the amounts at which those obligations would be settled.

Interest Rate Swap—In 2004, Connecticut Water entered into a five-year interest rate swap associated with its $12.5 million 2004 series variable rate unsecured water facilities revenue refinancing bonds. This was done to manage the Company's exposure to fluctuations in prevailing interest rates. The swap agreement qualifies for hedge treatment under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." The fair value of the interest rate swap included in the Company's Consolidated Balance sheet in "Deferred Charges and Other Costs" was approximately $414,000 and $482,000 at December 31, 2006 and December 31, 2005, respectively. Changes in the fair value of this derivative instrument are recorded in "Accumulated Other Comprehensive Income" in Common Stockholders' Equity.

Note 8: Long-Term Debt

Long-Term Debt at December 31, consisted of the following:

(in thousands)		2006	2005
Connecticut Water Company			
Unsecured Water Facilities Revenue Bonds			
5.05%	1998 Series A, Due 2028	**$ 9,640**	$ 9,640
5.125%	1998 Series B, Due 2028	**7,635**	7,685
4.40%	2003A Series, Due 2020	**8,000**	8,000
5.00%	2003C Series, Due 2022	**14,930**	14,930
Var.	2004 Series Variable Rate, Due 2029	**12,500**	12,500
Var.	2004 Series A, Due 2028	**5,000**	5,000
Var.	2004 Series B. Due 2028	**4,550**	4,550
5.00%	2005 A Series, Due 2040	**15,000**	15,000
Secured Bonds			
8.125%	Farmington Savings Bank, Due 2011	**–**	842
3.56%	State of Connecticut, Due 2023	**–**	1,471
	Total Connecticut Water Company	**77,255**	79,618
Chester Realty			
Regulated Secured			
5.45%	Westbank, Due 2017	**99**	105
Unregulated Notes Payable			
6%	Note Payable, Due 2006	**–**	12
	Total Chester Realty	**99**	117
	Total Connecticut Water Service, Inc.	**77,354**	79,735
	Less Current Portion	**(7)**	(2,331)
	Total Long-Term Debt	**$77,347**	$77,404

The Company's principal payments required for years 2007–2011 are as follows:

(in thousands)	
2007	$7
2008	$7
2009	$8
2010	$8
2011	$8

As a result of the merger of Unionville into Connecticut Water, the outstanding Secured Bonds as of December 31, 2005 were paid off during 2006. Additionally, bonds that were issued by Crystal or Unionville are now shown under Connecticut Water in the table above.

In November 2005, Connecticut Water borrowed $10 million through the issuance of Water Facilities Revenue Bonds by the Connecticut Development Authority (Authority) sold in one series with an interest rate of five percent maturing on October 1, 2040. The proceeds from the sale of the bonds have been used to finance construction and installation of various capital improvements to the Company's existing water system.

In November 2005, Crystal borrowed $5 million through the issuance of Water Facilities Revenue Bonds by the Authority sold in a single series with an interest rate of five percent maturing on October 1, 2040. The Crystal Water Company Series A Water Facility Revenue Bonds may be initially called for redemption on October 1, 2009 at 100% plus accrued interest. The proceeds of the sale of the bonds have been used to finance the construction of a water treatment plant in the Town of Killingly, CT and to facilitate the interconnection of two systems in the Town of Killingly. In the table above, the $5 million Water Facilities Revenue Bonds has been combined with Connecticut Water $10 million Water Facilities Revenue Bonds to show a total of $15 million.

During the first quarter of 2004, Connecticut Water refinanced a portion of its long-term debt through the issuance of $12,500,000 of variable rate, taxable debenture bonds Series 2004 with a maturity date of January 4, 2029. The bonds have been secured by an irrevocable direct pay letter of credit issued by a financial institution, with a five-year term expiring in March 2009. The proceeds of the sale of the bonds, which are general debt obligations of Connecticut Water, were used to redeem the $12,050,000 aggregate principal amount of Connecticut Water's First Mortgage Bonds (Series V) and to pay a portion of the expenses associated with the bonds' refunding.

In connection with the issuance of the bonds, Connecticut Water entered into an interest rate swap transaction with a counterparty in the notional principal amount of $12,500,000. The interest rate swap agreement provides that, beginning in April 2004 and thereafter on a monthly basis, Connecticut Water will pay the counterparty a fixed interest rate of 3.73% on the notional amount for a period of five years. In exchange, the counterparty will, beginning in April 2004 and thereafter on a monthly basis, pay Connecticut Water a floating interest rate (based on 105% of the U.S. Dollar one-month LIBOR rate) on the notional amount for a period of five years. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in prevailing interest rates.

On September 1, 2004, The Company refinanced a portion of its existing bond indebtedness. The Company borrowed $9.55 million in sale proceeds from the issuance of Water Facilities Refunding Revenue Bonds by the Authority. The bonds were sold in two series with the following terms:

2004 A Series: $5,000,000 Variable Interest Maturing 7/1/2028
2004 B Series: $4,550,000 Variable Interest Maturing 9/1/2028

The proceeds of the transaction were used to redeem prior obligations to the Authority that were secured by the Series T and Series U first mortgage bonds of the Company.

There are no mandatory sinking fund payments required on Connecticut Water's outstanding Unsecured Water Facilities Revenue Refinancing Bonds. However, the 1998 Series A and B and the 2003 Series A and C Unsecured Water Facilities Revenue Refinancing Bonds provide for an estate redemption right whereby the estate of deceased bondholders or surviving joint owners may submit bonds to the Trustee for redemption at par, subject to a $25,000 per individual holder and a 3% annual aggregate limitation.

The outstanding Unsecured Water Facility Revenue Bonds of Connecticut Water may be initially called for redemption at the following dates and prices—1998 Series A and B, March 1, 2008 at 100% plus accrued interest; 2003 Series A, December 15, 2008 at 100% plus accrued interest; 2003 Series C, September 1, 2008 at 100% plus accrued interest; and 2005 A Series, October 1, 2009 at 100% plus accrued interest.

Note 9: Preferred Stock

The Company's Preferred Stock at December 31, consisted of the following:

(in thousands, except share data)	2006	2005
Connecticut Water Service, Inc.		
Cumulative Series A Voting, $20 Par Value; Authorized, Issued and Outstanding 15,000 Shares	**$300**	$300
Cumulative Series $.90 Non-Voting, $16 Par Value; Authorized 50,000 Shares, Issued and Outstanding 29,499 Shares	**472**	472
	772	772
Barnstable Water Company		
6% Cumulative, $100 Par Value; Authorized, Issued and Outstanding 750 Shares	**–**	75
Total Preferred Stock	**$772**	$847

All or any part of any series of either class of the Company's issued Preferred Stock may be called for redemption by the Company at any time. The per share redemption prices of the Series A and Series $.90 Preferred Stock, if called by the Company, are $21.00 and $16.00, respectively.

The Company is authorized to issue 400,000 shares of an additional class of Preferred Stock, $25 par value, the general preferences, voting powers, restrictions and qualifications of which are similar to the Company's existing Preferred Stock. No shares of the $25 par value Preferred Stock have been issued.

The Company is also authorized to issue 1,000,000 shares of $1 par value Preference Stock, junior to the Company's existing Preferred Stock in rights to dividends and upon liquidation of the Company. 150,000 of such shares have been designated as "Series A Junior Participating Preference Stock". Pursuant to the Shareholder Rights Plan, described in Note 4, the Company keeps reserved and available for issuance one one-hundredth of a share of Series A Junior Participating Preference Stock for each outstanding share of the Company's common stock.

On September 29, 2006, the Board of Directors of Barnstable Water approved the redemption of all 750 issued and outstanding shares of Barnstable Water's 6% Cumulative Preferred Stock, effective November 1, 2006, at $105. Barnstable Water paid Preferred Dividends of $4,500 in each of 2006, 2005 and 2004. These dividends are included in the Other category of the Other Income (Deductions) section of the Consolidated Statements of Income. These preferred shareholders had 1/10 of a common vote for matters related to Barnstable Water.

Note 10: Bank Lines of Credit

The Company's total available lines of credit totaled $15,000,000 and $15,500,000 at December 31, 2006 and 2005, respectively. The lines have lives that range from 12 to 29 months, which expire during 2007 and 2008. The Company expects the lines of credit to be renewed upon their expiration. As of December 31, 2006 and 2005, the outstanding bank lines of credit were $5,250,000 and $4,750,000 respectively. Bank commitment fees associated with the lines of credit were approximately $37,500 in 2006, 2005, and 2004 respectively.

At December 31, 2006 and 2005, the weighted average interest rates on short-term borrowings outstanding were 5.735% and 4.62%, respectively.

Note 11: Utility Plant and Construction Program

The components of utility plant and equipment at December 31, were as follows:

(in thousands)	2006	2005
Land	$ 9,443	$ 9,139
Source of Supply	25,132	24,423
Pumping	24,531	23,650
Water Treatment	52,785	46,812
Transmission and Distribution	230,252	216,513
General	21,486	19,800
Held for Future Use	428	418
Total	$364,057	$340,755

The amounts of depreciable utility plant at December 31, 2006 and 2005 included in total utility plant were $313,736,000 and $295,105,000, respectively. Non-depreciable plant is primarily funded through CIAC.

Note 12: Taxes Other Than Income Taxes

Taxes Other than Income Taxes consist of the following:

(in thousands)	2006	2005	2004
Municipal Property Taxes	$4,743	$4,708	$4,527
Payroll Taxes	832	677	652
Total	$ 5,575	$5,385	$ 5,179

Note 13: Pension and Other Post-Retirement Employee Benefits (PBOP)

General—The Company adopted the recognition provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," (SFAS 158) as of December 31, 2006, which requires that the funded status of defined benefit pension and other postretirement plans be fully recognized in the balance sheet. The incremental effects of applying SFAS 158 on individual line items in the balance sheet as of that date are as follows:

Line Item (in thousands)	Balance Before Application	SFAS 158 Pension Adjustments	SFAS 158 PBOP Adjustments	Balance After Application
Assets				
Unrecovered Income Taxes	$ 11,323	$ 117	$ (15)	$ 11,425
Post-Retirement Benefits Other Than Pension	2,422	—	3,601	6,023
Deferred Charges and Other Costs	2,203	2,294	—	4,497
Total Assets	$ 309,196	$ 2,411	$ 3,586	$ 315,193
Capitalization and Liabilities				
Common Stockholders' Equity	$ (96,091)	$ 174	$ (21)	$(95,938)
Long-Term Compensation Arrangements	(7,783)	(2,585)	(3,565)	(13,933)
Total Capitalization and Liabilities	$(309,196)	$ (2,411)	$(3,586)	$(315,193)

As of December 31, 2006, Connecticut Water had a total of 200 employees. The Company's officers are employees of Connecticut Water. Employee expenses are charged between companies as appropriate.

Investment Strategy—The Pension Trust and Finance Committee (the Committee) reviews and approves the investment strategy of the investments made on behalf of various pension and post-retirement benefit plans existing under the Company and certain of its subsidiaries.

The targeted asset allocation ratios for those plans as set by the Committee at December 31, 2006 and 2005 were:

	2006	2005
Equity	**65%**	65%
Fixed Income	**35%**	35%
Total	**100%**	100%

The Committee recognizes that a variation of up to 5% in either direction from its targeted asset allocation mix is acceptable due to market fluctuations.

Our expected long-term rate of return on the various benefit plan assets is based upon the plan's expected asset allocation, expected returns on various classes of plan assets as well as historical returns. The expected long-term rate of return on the Company's pension plan is 8%.

Pension

Defined Benefit Plans—The Company and certain of its subsidiaries have noncontributory defined benefit pension plans covering qualified employees. In general, the Company's policy is to fund accrued pension costs as permitted by federal income tax and Employee Retirement Income Security Act of 1974 regulations. A contribution of $2,450,000 was made in 2006 for the 2005 plan year. A contribution of approximately $45,000 is expected to be made in 2007 for plan year 2006.

The following tables set forth the funded status of the Company's retirement plans at December 31, the latest valuation date:

Pension Benefits

(in thousands)	2006	2005
Change in Benefit Obligation:		
Benefit Obligation, Beginning of Year	**$30,509**	$27,049
Service Cost	**1,228**	1,050
Interest Cost	**1,681**	1,552
Actuarial Loss/(Gain)	**(208)**	2,008
Benefits Paid	**(1,671)**	(1,150)
Benefit Obligation, End of Year	**$31,539**	$30,509
Change in Plan Assets:		
Fair Value, Beginning of Year	**$24,846**	$22,250
Actual Return on Plan Assets	**2,390**	1,737
Employer Contribution	**2,450**	2,009
Benefits Paid	**(1,671)**	(1,150)
Fair Value, End of Year	**$28,015**	$24,846

The accumulated benefit obligation for all defined benefit pension plans was approximately $24,593,000 and $24,031,000 at December 31, 2006 and 2005, respectively.

	2006	2005
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31:		
Discount Rate	**5.75%**	5.50%
Rate of Compensation Increase	**4.50%**	4.50%

	2006	2005
Weighted-Average Assumptions Used to Determine Net Periodic Cost for Years Ended December 31:		
Discount Rate	**5.50%**	5.75%
Expected Long-Term Return on Plan Assets	**8.00%**	8.00%
Rate of Compensation Increase	**4.50%**	4.50%

The discount rate is based on interest rates for long-term, high quality, fixed income investments. The Company looks at the general trend of several different bond indices.

Pension Benefits

(in thousands)	2006	2005	2004
Components of Net Periodic Benefit Costs			
Service Cost	**$ 1,228**	$ 1,050	$ 951
Interest Cost	**1,681**	1,552	1,458
Expected Return on Plan Assets	**(1,836)**	(1,645)	(1,572)
Amortization of:			
Net Transition Asset	**2**	10	12
Net (Gain)/Loss	**75**	322	95
Prior Service Cost	**491**	98	108
Net Periodic Pension Benefit Costs	**$ 1,641**	$ 1,387	$ 1,052

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2006, and 2005 by asset category were as follows:

	2006	2005
Equity Securities	**66%**	65%
Fixed Income	**34**	35
Total	**100%**	100%

The Plan's expected future benefit payments are:

Year	Amount
2007	$ 1,329,000
2008	$ 1,786,000
2009	$ 1,640,000
2010	$ 1,898,000
2011	$ 1,693,000
Years 2012–2016	$13,388,000

Post-Retirement Benefits Other Than Pension (PBOP)—In addition to providing pension benefits, a subsidiary company, The Connecticut Water Company, provides certain medical, dental and life insurance benefits to retired employees partially funded by a 501(c)(9) Voluntary Employee Beneficiary Association Trust that has been approved by the DPUC. Substantially all of Connecticut Water's employees may become eligible for these benefits if they retire on or after age 55 with 10 years of service. The contribution for calendar years 2006 and 2005 was $473,100 for each year.

A regulatory asset has been recorded to reflect the amount which represents the future SFAS 106 costs expected to be recovered in customer rates. In 1997, Connecticut Water requested and received approval from the DPUC to include SFAS 106 costs in customer rates. The DPUC's 1997 limited reopener of Connecticut Water's general rate proceeding allowed it to increase customer rates $208,000 annually for SFAS 106 costs. Prior to the January 2007 rate decision, Connecticut Water's rates allowed for recovery of $473,100 annually for post-retirement benefit costs other than pension. As a result of the January 2007 rate decision, the Company will follow the provisions of SFAS 158 for regulated companies that allows the creation of a regulatory asset for costs that will be recovered in the future under provisions of SFAS 71.

Connecticut Water has elected to recognize the transition obligation on a delayed basis over a period equal to the plan participants' 21.6 years of average future service.

The Company has concluded that the postretirement welfare plan's benefits will be considered actuarially equivalent to the benefits provided by Medicare Part D. The Company does not intend to apply for the government subsidy for postretirement prescription drug benefits, even though it expects to be eligible. Therefore, the impact of the subsidy on the plan's liabilities are not reflected in the December 31, 2006 disclosure.

Another subsidiary company, Barnstable Water, also provides certain health care benefits to eligible retired employees. Substantially all Barnstable Water employees may become eligible for these benefits if they retire on or after age 65 with at least 15 years of service. Post-65 medical coverage is provided for employees up to a maximum coverage of $500 per quarter. Barnstable Water's PBOP currently is not funded. Barnstable Water no longer has any employees, therefore, no new participants will be entering Barnstable Water's PBOP.

The following tables set forth the funded status of the Company's post-retirement health care benefits at December 31, the latest valuation date:

(in thousands)	Connecticut Water 2006	Connecticut Water 2005	Barnstable Water 2006	Barnstable Water 2005
Change in Benefit Obligation:				
Benefit Obligation, Beginning of Year	**$ 8,253**	$6,605	**$99**	$100
Service Cost	**599**	460	**–**	2
Interest Cost	**485**	405	**4**	5
Plan Participant Contributions	**99**	83	**–**	–
Actuarial Loss/(Gain)	**1,343**	1,186	**(3)**	(3)
Benefits Paid	**(496)**	(486)	**(4)**	(5)
Curtailments, Settlements, Special Termination Benefits	**–**	–	**(16)**	–
Benefit Obligation, End of Year	**$10,283**	$8,253	**$80**	$ 99
Change in Plan Assets:				
Fair Value, Beginning of Year	**$ 3,845**	$3,566	**$ –**	$ –
Actual Return on Plan Assets	**339**	209	**–**	–
Employer Contribution	**473**	473	**4**	5
Participants' Contributions	**99**	83	**–**	–
Benefits Paid	**(496)**	(486)	**(4)**	(5)
Fair Value, End of Year	**$ 4,260**	$3,845	**$ 0**	$ 0
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31:				
Discount Rate	**5.75%**	5.50%	**5.75%**	5.50%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31:				
Discount Rate	**5.50%**	5.75%	**5.50%**	5.75%
Expected Long-Term Return on Plan Assets	**5.00%**	5.00%	**–**	–
Rate of Compensation Increase	**4.50%**	4.50%	**–**	–

The discount rate is based on interest rates for long-term, high quality, fixed income investments. The Company looks at the general trend of several different bond indices.

(in thousands)	Connecticut Water 2006	Connecticut Water 2005	Connecticut Water 2004	Barnstable Water 2006	Barnstable Water 2005	Barnstable Water 2004
Components of Net Periodic Benefit Costs						
Service Cost	**$ 599**	$460	$ 311	**$ –**	$ 2	$ 2
Interest Cost	**485**	405	323	**4**	5	6
Expected Return on Plan Assets	**(178)**	(168)	(158)	**–**	–	–
Amortization of:						
Net Transition Asset	**120**	120	121	**1**	6	6
Recognized Net (Gain)/Loss	**273**	164	18	**(3)**	(2)	(3)
Net Periodic Pension and Post Retirement Benefit Costs, Prior to Settlement or Curtailment	**$1,299**	$ 981	$ 615	**$ 2**	$ 11	$ 11
Additional Amount Recognized Due to Settlement or Curtailment	**–**	–	–	**30**	–	–
Net Periodic Pension and Post Retirement Benefit Costs	**$1,299**	$ 981	$ 615	**$32**	$ 11	$ 11

Assumed Health Care Cost Trend Rates at December 31:	2006		2005	
	Medical	Dental	Medical	Dental
Health Care Cost Trend Rate Assumed for Next Year	**9.0%**	**9.0%**	8.5%	8.5%
Rate to Which the Cost Trend Rate is Assumed to Decline	**4.5%**	**4.5%**	4.0%	4.0%
Year That the Rate Reaches the Ultimate Trend Rate	2016	2016	2015	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects on Connecticut Water's plan and would have no impact on the Barnstable Water plan:

(in thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on Total of Service and Interest Cost Components	$ 177	$ (144)
Effect on Post-Retirement Benefit Obligation	$1,333	$(1,116)

Plan Assets

Barnstable Water's other post-retirement benefit plan has no assets. Connecticut Water's other postretirement benefit plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category were as follows:

	2006	2005
Equity Securities	**63%**	63%
Fixed Income	**37**	37
Total	**100%**	100%

Cash Flows

Connecticut Water contributed $473,100 to its other post-retirement benefit plan in 2006 for plan year 2006 and expects to contribute $1,492,100 in 2007 for plan year 2007.

Expected future benefit payments are:

Year	Connecticut Water	Barnstable
2007	$ 416,000	$ 8,000
2008	$ 441,000	$ 8,000
2009	$ 487,000	$ 7,000
2010	$ 516,000	$ 7,000
2011	$ 559,000	$ 7,000
Years 2012–2016	$3,581,000	$30,000

Supplemental Executive Retirement Plan (SERP)—The Company and certain of its subsidiaries provide additional pension benefits to senior management through supplemental executive retirement contracts. At December 31, 2006 and 2005, the actuarial present value of the projected benefit obligation of these contracts were $2,870,000 and $2,633,000, respectively. Expense associated with these contracts was approximately $460,000 for 2006, $194,000 for 2005, and $105,000 for 2004.

Savings Plan—The Company and certain of its subsidiaries maintain an employee savings plan which allows participants to contribute from 1% to 15% of pre-tax compensation plus for those aged 50 years and older catch-up contributions as allowed by law. The Company matches 50 cents for each dollar contributed by the employee up to 4% of the employee's compensation. The Company contribution charged to expense in 2006, 2005 and 2004 was $186,000, $168,000, and $174,000, respectively.

The Plan creates the possibility for an "incentive bonus" contribution to the 401(k) plan tied to the attainment of a specific goal or goals to be identified each year. If the specific goal or goals are attained by the end of the year, all eligible employees, except officers and certain key employees, may receive up to an additional 1% of their annual base salary as a direct contribution to their 401(k) account. No incentive bonus was awarded in 2006. An incentive bonus of .6% of base pay, or a total of $50,000 was accrued for 2005 and paid in 2006. An incentive bonus of .6% of base pay, or a total of $51,000 was awarded in 2005 for 2004.

Note 14: Stock-Based Compensation Plans

The Company adopted the provisions of Statement of Financial Standards No. 123(R) "Share Based Payments" (SFAS 123(R)) as of January 1, 2006 using the modified prospective transition method, which does not require restatement of prior year results. The resulting impact on the income statement for the fiscal year ended December 31, 2006 was an expense of approximately $32,000, net of tax benefits of $75,000. SFAS 123(R) requires that all share-based payments to employees, including grants of stock options, be recognized as compensation expense in the financial statements based on their fair value.

Prior to January 1, 2006, the Company followed APB 25 and the disclosure requirements for SFAS 123(R) with pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting as defined in SFAS 123(R) has been applied. The Company's consolidated financial statements as of and for the year ending December 31, 2006 reflect the impact of adopting SFAS 123(R). The total compensation cost related to non-vested stock option awards not yet recognized is approximately $53,000. These costs are expected to be recognized over the next two years.

For purposes of calculating the fair value of each stock grant at the date of grant, the Company used the Black Scholes Option Pricing model. Under the Plans, options begin to become exercisable one year from the date of grant. Vesting periods range from one to five years. The maximum term ranges from five to ten years.

The following table illustrates the effect on Net Income and Earnings Per Share if the Company had applied the fair value recognition provisions of SFAS 123(R) to the stock-based employee compensation for the years ending December 31, 2005 and 2004.

Year Ended December 31 (in thousands, except for per share data)	2005	2004
Net Income, Applicable to Common Stockholders As Reported	$10,286	$9,356
Add: Total Stock-Based Employee Compensation Expense Determined Under Intrinsic Value Based Method for All Awards, Net of Related Tax Effects	233	137
Deduct: Total Stock-Based Employee Compensation Expense Determined Under Fair Value Based Method for All Awards, Net of Related Tax Effects	(232)	(408)
Pro Forma Net Income, Applicable to Common Stockholders	$10,287	$9,085
Earnings Per Share:		
Basic—As Reported	$ 1.27	$ 1.17
Basic—Pro Forma	$ 1.27	$ 1.14
Diluted—As Reported	$ 1.26	$ 1.16
Diluted—Pro Forma	$ 1.26	$ 1.13

Under the Company's Performance Stock Plan (PSP), restricted shares of Common Stock, common stock equivalents or cash units may be awarded annually to officers and key employees. Based upon the occurrence of certain events, including the achievement of goals established by the Compensation Committee, the restrictions on the stock can be removed. Amounts charged to expense on account of restricted shares of Common Stock, common stock equivalents or cash units pursuant to the PSP were $702,000, $265,000 and $228,000, for 2006, 2005 and 2004, respectively. These amounts are included in Net Income, as reported.

The Company's 2004 Performance Stock Program (2004 PSP), approved by shareholders in 2004, authorizes the issuance of up to 700,000 shares of Company Common Stock. As of December 31, 2006 there were 640,943 shares available for grant. In total, under the original Plans (1994 Plans) there were 700,000 shares authorized and 223,652 shares available for payment of dividend equivalents on shares already awarded under the 1994 Plan as performance shares at December 31, 2006. There are four forms of awards under the 2004 PSP. Stock options are one form of award. The Company has not issued any stock options since 2003, and does not anticipate issuing any more for the foreseeable future. The other three forms of award which the Company has continued to issue are: Restricted Stock, Performance Shares and Cash Units.

Stock Options—The Company issued stock options between 1999 and 2003 and accounted for those options under APB Opinion No. 25 through December 31, 2005, under which no compensation cost has been recognized in the Consolidated Statements of Income. Beginning January 1, 2006, compensation expense was recognized when SFAS 123(R) became effective.

For purposes of this calculation, the Company arrived at the fair value of each stock grant at the date of grant by using the Black Scholes Option Pricing model. Options began to become exercisable one year from the date of grant. Vesting periods ranged from one to five years. The maximum term ranged from five to ten years.

No stock options were awarded or issued during 2004, 2005 or 2006.

For the Years Ended December 31,	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options:						
Outstanding, Beginning of Year	**202,271**	**$24.04**	251,835	$22.85	251,835	$22.85
Granted	**—**	**—**	—	—	—	—
Terminated	**(4,456)**	**27.95**	(5,001)	25.78	—	—
Exercised	**(16,962)**	**16.76**	(44,563)	17.11	—	—
Outstanding, End of Year	**180,853**	**24.62**	202,271	24.04	251,835	22.85
Exercisable, End of Year	**171,840**	**$24.39**	175,685	$23.44	196,731	$21.48

The intrinsic value of options exercised during the year ended December 31, 2006 was $148,000. No options were exercised during 2004. The following table summarizes the price ranges of the options outstanding and options exercisable as of December 31, 2006:

	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Range of Prices:					
$12.00–$14.99	7,223	2.3	$ 14.83	7,223	$ 14.83
$15.00–$17.99	—	—	—	—	—
$18.00–$20.99	29,292	3.9	20.42	29,292	20.42
$21.00–$23.99	44,738	2.9	22.33	44,738	22.33
$24.00–$26.99	34,253	5.9	25.78	34,253	25.78
$27.00–$29.99	65,347	5.7	28.55	56,334	28.48
	180,853	**4.6**	**$24.62**	**171,840**	**$24.39**

The intrinsic value of exercisable options as of December 31, 2006 was approximately $134,000. The average remaining contractual term of exercisable options as of December 31, 2006 was approximately 4.6 years.

Restricted Stock and Common Stock Equivalents—The Company has granted restricted shares of Common Stock and Performance Shares to key members of management under the 2004 PSP. These Common Stock share awards provide the grantee with the rights of a shareholder, including the right to receive dividends and to vote such shares, but not the right to sell or otherwise transfer the shares during the restriction period. The value of these restricted shares is based on the market price of the Company's Common Stock on the date of grant and compensation expense is recorded on a straight-line basis over the awards' vesting periods. The adoption of SFAS No. 123(R) had no impact on the Company's recognition of stock-based compensation expense associated with the restricted stock awards.

Restricted Stock (Non-Performance-Based Awards)—The following tables summarize the non-performance-based restricted stock amounts and activity (in thousands, except for per share data):

Non-Vested Shares	Number of Shares	Grant Date Weighted Average Fair Value
Non-Vested at January 1, 2006	21,988	$25.24
Granted	4,507	$25.00
Vested	—	—
Forfeited	—	—
Non-Vested at December 31, 2006	26,495	$25.20

There were no vested restricted stock shares as of December 31, 2006. The shares start vesting in 2007. There have been no forfeitures of non-performance-based restricted stock for the year ended December 31, 2006. We expect approximately 2,000 shares to be forfeited in the first quarter of 2007.

Total stock-based compensation recorded in the statement of income related to the non-performance-based restricted stock awards was $187,000 during the year ended December 31, 2006, including accelerated vesting for an approved retirement. The Compensation Committee of the Board of Directors may approve retirements of key employees that trigger accelerated vesting. There was no expense recognized in the first nine months of 2005 because the program was initiated in the fourth quarter of 2005. Total expense for 2005 was $5,000.

As of December 31, 2006, $476,000 of unrecognized compensation costs related to non-performance-based restricted stock is expected to be recognized over a straight-line basis for a period of 6 years.

Restricted Stock and Common Stock Equivalents (Performance-Based)—The following tables summarize the performance-based restricted stock amounts and activity (in thousands, except for per share data):

Non-Vested Shares	Number of Shares	Grant Date Weighted Average Fair Value
Non-Vested at January 1, 2006	7,667	$26.73
Granted	18,059	$24.93
Vested	(6,087)	$ 24.51
Forfeited	(1,580)	$ 24.51
Non-Vested at December 31, 2006	18,059	$25.90

The fair value of performance-based restricted shares vested during the year ended December 31, 2006 was $151.000.

Total stock based compensation recorded in the Consolidated Statements of Income related to performance-based restricted stock awards was $515,000 for the year ended December 31, 2006.

The Company is estimating a forfeiture rate of 25%. Upon meeting specific performance targets, 9,872 shares, reduced for actual performance targets achieved in 2006, will begin vesting in the first quarter of 2007 and the remaining earned shares will vest over four years. The cost is being recognized ratably over the vesting period. The aggregate intrinsic value of performance-based restricted stock as of December 31, 2006 was $309,000.

Note 15: Segment Reporting

Our Company operates principally in three segments: water activities, real estate transactions, and services and rentals. The water segment is comprised of our core regulated water activities to supply water to our customers. Our real estate transactions segment involves selling or donating for income tax benefits our limited excess real estate holdings. Our services and rentals segment provides services on a contract basis and also leases certain of our properties to third parties. The accounting policies of each reportable segment are the same as those described in the summary of significant accounting policies. Within the Consolidated Statements of Income, the Company has reclassified certain expenses and revenues to different sections of the income statement as a result of the rate treatment allowed in Connecticut Water's 2006 rate case and the subsequent January 2007 rate decision. Expenses that were not allowed for rate making purposes have been reclassified from utility operating expenses to Other Income (Deductions). Revenues and certain Interest Income which were previously considered revenues for rate making purposes have been reclassified from Non-Water Sales and Interest Income to Other Utility Income. These reclassifications had no effect on the overall Income from Continuing Operations, but they allow the reader to compare results between years in a more meaningful manner. Please see Note 1 for the impact of the reclassifications on our financial statements.

Financial data for reportable segments is as follows:

(in thousands)	Revenues	Depreciation	Other Operating Expenses	Other Income (Deductions)	Interest Expense (net of AFUDC)	Income Taxes	Income (Loss) from Continuing Operations
For the Year Ended December 31, 2006							
Water Activities	**$47,927**	**$5,881**	**$32,166**	**$(598)**	**$3,969**	**$ 1,183**	**$4,130**
Real Estate Transactions	**1,002**	**—**	**359**	**—**	**—**	**(1,420)**	**2,063**
Services and Rentals	**4,092**	**36**	**3,189**	**—**	**8**	**344**	**515**
Total	**$ 53,021**	**$5,917**	**$35,714**	**$(598)**	**$3,977**	**$ 107**	**$6,708**
For the Year Ended December 31, 2005							
Water Activities	$ 48,441	$5,724	$ 29,351	$ (481)	$ 3,266	$ 2,855	$ 6,764
Real Estate Transactions	495	—	81	—	—	475	(61)
Services and Rentals	3,244	36	2,463	—	—	282	463
Total	$ 52,180	$5,760	$ 31,895	$ (481)	$ 3,266	$ 3,612	$ 7,166
For the Year Ended December 31, 2004							
Water Activities	$ 46,921	$5,570	$ 27,331	$ (309)	$ 3,297	$ 2,837	$ 7,577
Real Estate Transactions	(12)	—	27	—	—	(1,245)	1,206
Services and Rentals	3,838	33	3,173	—	9	243	380
Total	$ 50,747	$5,603	$ 30,531	$ (309)	$ 3,306	$ 1,835	$ 9,163

The Revenues shown in Water Activities above consist of revenues from water customers of $46,945, $47,453 and $46,008 in the years 2006, 2005 and 2004, respectively. Additionally, there were revenues associated with utility plant leased to others of $982, $988 and $913 in the years 2006, 2005 and 2004, respectively.

At December 31 (in thousands)	2006	2005
Total Plant and Other Investments:		
Water	**$267,395**	$ 251,511
Non-Water	**697**	733
	268,092	252,244
Other Assets:		
Water	**43,716**	46,746
Non-Water	**3,385**	7,045
	47,101	53,791
Total Assets	**$ 315,193**	$306,035

Note 16: Commitments and Contingencies

Security—The Bioterrorism Response Act of 2001 required every public water system serving over 3,300 people to prepare Vulnerability Assessments (VA) of their critical utility assets. The last of these assessments required to be filed by our companies were submitted to the U.S. Environmental Protection Agency in June 2004 and was followed by updated Emergency Response Plans in December 2004, per statutory requirements. The information within the VA is not subject to release to the public and is protected from Freedom of Information Act inquiries.

Investment in security-related improvements is a continuing process and management believes that the costs associated with any such improvements would be eligible for recovery in future rate proceedings.

Reverse Privatization—Connecticut Water derives its rights and franchises to operate from state laws that are subject to alteration, amendment or repeal, and do not grant permanent exclusive rights to our service areas. Our franchises are free from burdensome restrictions, are unlimited as to time, and authorize us to sell potable water in all towns we now serve. There is the possibility that states could revoke our franchises and allow a governmental entity to take over some or all of our systems. From time to time such legislation is contemplated.

On May 20, 2005, the Company completed the sale of the assets of Barnstable Water to the Town of Barnstable, Massachusetts. The Company received $10.0 million in gross proceeds from the sale of its water utility assets, advances, and contribution in aid of construction which was recorded in 2005. The gain on the sale of these assets, net of income taxes of $1.6 million, was $3.0 million and has been classified as 'Discontinued Operations' in the Consolidated Statements of Income. All of the results of Barnstable Water, including current and prior years and the gain on the sale of the utility's assets, have been reclassified and were included as 'Discontinued Operations' for 2004, 2005 and 2006.

A separate real estate transaction for the BARLACO land was completed in February 2006 with additional proceeds of $1 million. The sale of the BARLACO land has been classified as Continuing Operations because BARLACO was initially formed with the sole purpose of selling land.

Environmental and Water Quality Regulation—The Company is subject to environmental and water quality regulations. Costs to comply with environmental and water quality regulations are substantial. We are presently in compliance with current regulations, but the regulations are subject to change at any time. The costs to comply with future changes in state or federal regulations, which could require us to modify current filtration facilities and/or construct new ones, or to replace any reduction of the safe yield from any of our current sources of supply, could be substantial.

Rate Relief—Connecticut Water is a regulated public utility, which provides water services to its customers. The rates that regulated companies charge their water customers are subject to the jurisdiction of the regulatory authority of the DPUC.

In July, the Company filed a rate application with the DPUC for the newly merged Connecticut Water requesting an increase in rates of approximately $14.6 million or 30%. On January 16, 2007, the DPUC issued its final decision and approved a Settlement Agreement, negotiated with the Office of Consumer Counsel and the DPUC's Prosecutorial Staff, that allowed Connecticut Water an increase of revenues of approximately $10,940,000, or 22.3%. The Settlement Agreement allowed Connecticut Water to defer part of the revenues on its books as it recognizes the increase in two phases through customer rate changes. As part of the Settlement Agreement, Connecticut Water will also be able to recover carrying and operating costs related to a maximum of $15.5 million of capital investments made in 2007, upon a determination by the DPUC that the investments were made in the best interests of our customers. Additionally, Connecticut Water agreed not to apply for a general rate increase that would become effective prior to January 1, 2010.

In any future rate proceedings, the DPUC may authorize Connecticut Water to charge rates which the DPUC considers to be sufficient to recover the normal operating expenses, and to allow Connecticut Water an opportunity to earn what the DPUC considers to be a fair and reasonable return on our invested capital.

Land Dispositions—The Company and its subsidiaries own additional parcels of land in Connecticut, which may be suitable in the future for disposition, either by sale or by donation to municipalities, other local governments or private charitable entities. These additional parcels would include certain Class I and II parcels previously identified by the Connecticut DEP, which have restrictions on development and resale.

In previous years, the Company generated a substantial portion of its net income in land donations and sales. However, land donations are not expected to generate income at historical levels in future periods. Currently, there are no material donations planned for 2007.

Taxes—The Company and its subsidiaries may be subject to a higher tax burden through changes in state legislation. Also, the Company's future property tax burden may increase if state aid to towns is decreased.

Note 17: Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the years ended December 31, 2006 and 2005 appears below:

(in thousands, except for per share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Operating Revenues	**$10,458**	$10,924	**$11,428**	$10,986	**$13,346**	$14,088	**$11,713**	$11,455
Total Utility Operating Income	**1,581**	2,387	**2,092**	1,911	**3,513**	3,951	**339**	2,289
Income from Continuing Operations	**1,697**	1,997	**977**	1,183	**3,503**	3,282	**531**	704
Discontinued Operations	**19**	(12)	**6**	2,905	**215**	46	**3**	219
Net Income	**1,716**	1,985	**983**	4,088	**3,718**	3,328	**534**	923
Basic Earnings Per Common Share—Continuing Operations	**0.21**	0.25	**0.12**	0.15	**0.42**	0.40	**0.06**	0.09
Basic Earnings Per Common Share—Discontinued Operations	**–**	–	**–**	0.35	**0.03**	0.01	**–**	0.02
Basic Earnings Per Common Share	**0.21**	0.25	**0.12**	0.50	**0.45**	0.41	**0.06**	0.11

Supplemental Information (Unaudited)

Selected Financial Data

Years Ended December 31, (thousands of dollars except per share amounts and where otherwise indicated)	2006	2005	2004
Consolidated Statements of Income			
Continuing Operations			
Operating Revenues	**$ 46,945**	$ 47,453	$ 46,008
Operating Expenses	**$ 39,962**	$ 37,486	$ 35,487
Other Utility Income, Net of Taxes	**$ 542**	$ 571	$ 520
Total Utility Operating Income	**$ 7,525**	$ 10,538	$ 11,041
Interest and Debt Expense	**$ 4,461**	$ 3,583	$ 3,451
Income from Continuing Operations	**$ 6,708**	$ 7,166	$ 9,163
Cash Common Stock Dividends Paid	**$ 7,014**	$ 6,773	$ 6,641
Dividend Payout Ratio from Continuing Operations	**105%**	95%	72%
Weighted Average Common Shares Outstanding	**8,227,953**	8,094,346	7,999,318
Basic Earnings Per Common Share from Continuing Operations	**$ 0.81**	$ 0.89	$ 1.15
Number of Shares Outstanding at Year End	**8,270,394**	8,169,627	8,035,199
ROE on Year End Common Equity	**7.0%**	7.6%	10.4%
Declared Common Dividends Per Share	**$ 0.855**	$ 0.845	$ 0.835
Consolidated Balance Sheet			
Common Stockholders' Equity	**$ 95,938**	$ 94,076	$ 87,865
Long-Term Debt	**77,347**	77,404	66,399
Minority Interest	**–**	–	–
Preferred Stock (Consolidated, Excluding Current Maturities)	**772**	847	847
Total Capitalization	**$174,057**	$ 172,327	$ 155,111
Stockholders' Equity (Includes Preferred Stock)	**56%**	55%	57%
Long-Term Debt	**44%**	45%	43%
Net Utility Plant	**$263,187**	$247,703	$ 241,776
Total Assets	**$ 315,193**	$306,035	$290,940
Book Value—Per Common Share	**$ 11.60**	$ 11.52	$ 10.94
Operating Revenues by Revenue Class			
Residential	**$29,067**	$29,980	$28,974
Commercial	**5,652**	5,619	5,479
Industrial	**1,589**	1,538	1,635
Public Authority	**1,507**	1,625	1,430
Fire Protection	**8,708**	8,267	8,087
Other (Including Non-Metered Accounts)	**422**	424	403
Total Operating Revenues	**$46,945**	$47,453	$46,008
Number of Customers (Average)	**82,552**	81,211	87,259
Billed Consumption (Millions of Gallons)	**6,918**	7,276	7,801
Number of Employees	**200**	191	193

2003	2002	2001	2000	1999	1998	1997
$ 44,598	$ 43,278	$ 42,885	$ 41,512	$ 42,624	$ 40,303	$ 40,917
$ 33,380	$ 31,917	$ 31,651	$ 30,263	$ 31,324	$ 29,457	$ 29,972
$ 465	$ 316	$ 276	$ 261	$ 135	$ 221	$ 203
$ 11,683	$ 11,677	$ 11,510	$ 11,510	$ 11,435	$ 11,067	$ 11,148
$ 4,369	$ 4,241	$ 4,290	$ 4,402	$ 4,447	$ 4,552	$ 4,521
$ 8,890	$ 8,318	$ 8,637	$ 7,925	$ 7,489	$ 7,159	$ 7,027
$ 6,529	$ 6,277	$ 6,105	$ 5,890	$ 5,688	$ 5,519	$ 5,419
73%	75%	71%	74%	76%	77%	77%
7,956,426	7,717,608	7,619,031	7,604,546	7,593,376	7,579,176	7,563,080
$ 1.12	$ 1.08	$ 1.13	$ 1.04	$ 0.99	$ 0.94	$ 0.93
7,967,379	7,939,713	7,649,362	7,604,594	7,596,141	7,580,879	7,567,905
10.7%	10.4%	12.2%	11.8%	11.5%	11.4%	11.6%
$ 0.825	$ 0.814	$ 0.804	$ 0.795	$ 0.787	$ 0.778	$ 0.769
$ 83,315	$ 79,975	$ 70,783	$ 67,110	$ 64,915	$ 62,572	$ 60,458
64,754	64,734	63,953	66,283	67,099	67,386	59,906
—	—	—	117	142	136	129
847	847	847	847	847	847	847
$ 148,916	$ 145,556	$ 135,583	$ 134,357	$ 133,003	$ 130,941	$ 121,340
57%	56%	53%	51%	49%	48%	51%
43%	44%	47%	49%	51%	52%	49%
$ 235,098	$ 229,097	$ 202,330	$ 193,169	$ 187,613	$ 182,202	$ 178,168
$ 281,345	$ 264,799	$ 231,714	$ 222,546	$ 218,323	$ 212,584	$ 206,561
$ 10.46	$ 10.07	$ 9.25	$ 8.82	$ 8.55	$ 8.25	$ 7.99
$ 27,831	$ 27,310	$ 27,318	$ 26,056	$ 27,077	$ 25,495	$ 25,816
5,327	5,141	5,024	4,920	5,160	4,820	4,890
1,616	1,709	1,687	1,905	1,850	1,747	1,962
1,302	1,245	1,272	1,294	1,374	1,208	1,218
8,026	7,355	7,110	6,884	6,788	6,660	6,698
496	518	474	453	375	373	333
$ 44,598	$ 43,278	$ 42,885	$ 41,512	$ 42,624	$ 40,303	$ 40,917
86,145	82,119	78,156	70,067	68,945	67,855	66,787
7,640	7,418	7,259	6,082	6,430	6,047	6,049
195	191	181	184	180	189	190

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We have used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in conducting our evaluation of the effectiveness of the internal control over financial reporting. Based on our evaluation, we concluded that the Company's internal control over financial reporting is effective as of December 31, 2006.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

March 15, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Connecticut Water Service, Inc.:

We have completed integrated audits of Connecticut Water Service, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of comprehensive income present fairly, in all material respects, the financial position of Connecticut Water Service, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Boston, Massachusetts
March 15, 2007

Comparison of Cumulative Five-Year Total Return

Years Ended December 31,

$200

$ 150

$ 100

$ 50

$ 0 2001 2002 2003 2004 2005 2006

Connecticut Water Service, Inc. S&P 500 Index S&P 500 Utilities

	2001	2002	2003	2004	2005	2006
Connecticut Water Service, Inc.	100	87.97	99.35	98.19	93.92	**90.45**
Standard & Poor's 500 Index	100	77.90	100.25	111.15	116.61	**135.03**
Standard & Poor's 500 Utilities Index	100	70.01	88.39	109.85	128.35	**155.29**

Source: Standard & Poor's Institutional Market Service

Price Ranges of Common Stock and Quarterly Dividends Paid Per Share:

Period High Price	Low Price	Paid	Dividend on December 31	Closing Price Ratio	Price/Earnings
2006				$22.75	27.08
1st Quarter	**$26.43**	**$23.81**	$0.2125		
2nd Quarter	**$ 27.71**	**$20.29**	$0.2125		
3rd Quarter	**$24.39**	**$21.90**	$0.2150		
4th Quarter	**$ 23.18**	**$ 21.35**	$0.2150		
2005				$24.51	19.30
1st Quarter	$ 27.53	$ 24.75	$0.2100		
2nd Quarter	$ 25.87	$ 21.91	$0.2100		
3rd Quarter	$ 28.17	$ 24.27	$0.2125		
4th Quarter	$ 26.32	$ 22.69	$0.2125		

Shareholder/Investor Information

Shareholder & Investor Contact
Daniel J. Meaney
Corporate Secretary
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel: 1-800-428-3985, Ext. 3016
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: dmeaney@ctwater.com

Annual Meeting
Tuesday, May 8, 2007
University of Connecticut
Lewis B. Rome Commons
Storrs, Connecticut

Transfer Agent and Internet Access for Registered Shareholder Accounts
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Tel: 1-800-368-5948
Fax: 1-908-497-2318
(between 8:00 AM to 7:00 PM EST)
Website: www.rtco.com
Email: info@rtco.com

Independent Public Accountants
PricewaterhouseCoopers LLP
Boston, Massachusetts 02110

Trustee for First Mortgage Bonds
US Bank NA
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Legal Counsel
Murtha Cullina LLP
Hartford, Connecticut 06103

Number of Registered Shareholder Accounts as of March 1, 2007
4,300

Stock Trading, Dividends, Preferred Stock
- Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ; symbol CTWS. Projected dividend dates are 3/15/07, 6/15/07, 9/15/07 and 12/15/07.
- Cumulative Preferred A is not publicly traded. The current quarterly dividend is $.20 per share.
- Preferred 90 is traded on NASDAQ; symbol CTWSP. The current quarterly dividend is $.225 per share.

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan
- $25 minimum/$1000 maximum optional monthly reinvestment
- Automatic cash reinvestment withdrawals from your bank account
- IRA option
- Optional cash reinvestments are made on the 15th of every month. (Checks for reinvestment should be payable to Registrar and Transfer and received by R&T 5 business days before the 15th.)

Plan Prospectus available at www.rtco.com or ctwater.com.

Dividend Tax Status
The Company estimates that all common stock dividends paid in 2006 are taxable as dividend income. Registered shareholders receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.

Environmental Statement

Connecticut Water, as a conservator of the environment, is committed to managing natural resources in a manner that promotes water conservation, source protection, and preservation of open space while meeting our customers' needs for a reliable supply of high quality drinking water that meets all state and federal drinking water standards.

